As filed with the Securities and Exchange Commission on March 6, 1998

                                                    Registration No.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6
                             REGISTRATION STATEMENT

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                        VARIABLE LIFE SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                               1000 Woodbury Road
                            Woodbury, New York 11797
          (Name and Address of Principal Executive Office of Depositor)

                ---------------------------------------------

                                Stewart D. Gregg
                                     Counsel
                  ReliaStar Life Insurance Company of New York
                           20 Washington Avenue South
                              Minneapolis, MN 55440

                                    Copy to:

                                Jeffrey A. Proulx
                                Associate Counsel
                  ReliaStar Life Insurance Company of New York
                           20 Washington Avenue South
                              Minneapolis, MN 55440

It is proposed that this filing will become effective

____ immediately  upon filing  pursuant to paragraph  (b) of Rule 485

____ on        , 1998  pursuant  to  paragraph  (b) of Rule 485

____ 60 days  after  filing pursuant to paragraph (a) of Rule 485

_____on        , 1998 pursuant to paragraph (a) of Rule 485

Flexible Premium Variable Life Insurance Policies -- Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                        VARIABLE LIFE SEPARATE ACCOUNT I

                             CROSS REFERENCE SHEET
                         (Reconciliation and Tie Sheet)


Item Number of
  Form N-8B-2              Heading in the Prospectus
---------------            -------------------------------
       1                   Cover Page
       2                   Cover Page
       3                   Not Applicable
       4                   Distribution of the Policies
       5                   ReliaStar Life Insurance Company of New
                              York and the Variable Account
       6                   The Variable Account
       7                   Not Applicable
       8                   Not Applicable
       9                   Not Applicable
      10                   Summary; Death Benefit;
                              Payment and  Allocation
                              of   Premiums;    Death
                              Benefit      Guarantee;
                              Accumulation     Value;
                              Policy     Lapse    and
                              Reinstatement;
                              Surrender     Benefits;
                              Investments    of   the
                              Variable       Account;
                              Transfers;       Policy
                              Loans;  Free  Look  and
                              Conversion      Rights;
                              Voting Rights;  General
                              Provisions; Appendix A;
                              Appendix B
      11                   Deductions and Charges; Investments
                              of the Variable Account
      12                   Investments of the Variable Account
      13                   Deductions and Charges
      14                   The Policies; Definitions; Distribution
                              of the Policies
      15                   Payment and Allocation of Premiums;
                              Investments of the Variable Account
      16                   Payment and Allocation of Premiums;
                              Surrender Benefits; Investments of
                              the Variable Account
      17                   Surrender Benefits; Policy Loans; Free
                              Look and Conversion Rights; General
                              Provisions
      18                   The Variable Account; Investments of
                              the Variable Account; Payment and
                              Allocation of Premiums
      19                   Voting Rights, General Provisions
      20                   Not Applicable
      21                   Policy Loans
      22                   Not Applicable
      23                   Bonding Arrangements
      24                   Definitions; General Provisions
      25                   ReliaStar Life Insurance Company
      26                   Not Applicable
      27                   ReliaStar Life Insurance Company of New
                              York; Other Contracts Issued by Us
      28                   Management
      29                   ReliaStar Life Insurance Company of
                             New York
      30                   Not Applicable
      31                   Not Applicable
      32                   Not Applicable
      33                   Not Applicable
      34                   Not Applicable
      35                   Not Applicable
      36                   Not Applicable
      37                   Not Applicable
      38                   Distribution of the Policies
      39                   Distribution of the Policies
      40                   Distribution of the Policies
      41                   Distribution of the Policies
      42                   Not Applicable
      43                   Not Applicable
      44                   Investments of the Variable Account;
                              Payment Allocation of Premiums;
                              Deductions and Charges
      45                   Not Applicable
      46                   Investments of the Variable Account;
                              Deductions and Charges
      47                   Investments of the Variable Account
      48                   ReliaStar Life Insurance Company of New
                              York; State Regulation
      49                   Not Applicable
      50                   The Variable Account
      51                   Cover Page; The Policies; Death Benefit;
                              Payment and Allocation of Premiums;
                              Deductions and Charges; Policy Lapse
                              and Reinstatement; General Provisions;
                              Free Look and Conversion Rights
      52                   Investments of the Variable Account
      53                   Federal Tax Matters
      54                   Not Applicable
      55                   Not Applicable
      56                   Not Applicable
      57                   Not Applicable
      58                   Not Applicable
      59                   Not Applicable

                              1000 Woodbury Road
                              Woodbury, NY 11797
                                 (516) 682-8700




                          ---------------------------
                    SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE
                            LIFE INSURANCE POLICIES
                                   Issued by
                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                       VARIABLE LIFE SEPARATE ACCOUNT I
                                      of
                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


     This Prospectus describes a survivorship flexible premium variable life insurance policy (the "Policy") offered by ReliaStar Life Insurance Company of New York ("we", "us", "our" or the "Company"). This Policy is designed to provide lifetime insurance protection to age 100 of the younger Joint Insured. It also is designed to provide flexibility in connection with premium payments and death benefits. The Policy owner ("you", "your") may allocate net premiums among investment alternatives with different investment objectives. A Policy owner may, subject to certain restrictions, including limitations on premium payments, vary the frequency and amount of premium payments and increase or decrease the level of death benefits payable under the Policy. This flexibility allows a Policy owner to provide for changing insurance needs under a single insurance contract.


                           (Continued on next page)


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


SHARES OF THE FUNDS AND INTERESTS IN THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY.

This Prospectus should be read carefully and retained for future reference. A current Prospectus or Prospectus Profile for each of the funds must accompany this Prospectus and should be read in conjunction with this Prospectus.




The date of this Prospectus is       , 1998.

The Policy provides for a Death Benefit payable at the Surviving Joint Insured's death. As long as the Policy remains in force, the Death Benefit up to age 100 of the younger Joint Insured will never be less than the current Face Amount less any Policy loans and unpaid charges. After age 100 of the younger Joint Insured the Death Benefit is equal to the Accumulation Value. The Face Amount may be increased, subject to certain limitations. Generally, the Policy will remain in force as long as the Policy's Cash Surrender Value (that is, the amount that would be paid to you upon surrender of the Policy) is sufficient to pay certain monthly charges imposed in connection with the Policy (including the cost of insurance and certain administrative charges). In addition, the Policy will remain in force during the Death Benefit Guarantee Period specified in your Policy, without regard to the Cash Surrender Value, if on each Monthly Anniversary the total premiums paid on the Policy, less any partial withdrawals and Policy loans, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy (which is a feature of the Policy called the "Death Benefit Guarantee").

You can allocate net premiums paid under the Policy to the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "Variable Account"), which is one of our separate accounts, or to our General Account (the "Fixed Account"). Any amounts allocated to the Variable Account will be allocated to one or more Sub-Accounts of the Variable Account. The assets of each Sub-Account will be invested solely in one of the three portfolios available through The Alger American Fund, in the shares of one of the five portfolios of Fidelity's Variable Insurance Products Fund ("VIP"), in one of the four portfolios of Fidelity's Variable Insurance Products Fund II ("VIP II"), in one of the four portfolios of Janus Aspen Series, in one of the two portfolios available through Neuberger&Berman Advisers Management Trust, in one of the five portfolios available through the Northstar Variable Trust, in one of four portfolios available through the OCC Accumulation Trust and in one of the six funds available through Putnam Variable Trust, (collectively the "Funds").

If net premiums are allocated to the Variable Account, the amount of the Policy's Death Benefit may, and the Policy's Accumulation Value (that is, the total amount that a Policy provides for investment at any time) will, reflect the investment performance of the Sub-Accounts of the Variable Account that you select. You bear the entire investment risk for any amounts allocated to the Variable Account; no minimum Accumulation Value in the Variable Account is guaranteed. Regardless of how net premiums are allocated, the Policy's Death Benefit may, and the Policy's Accumulation Value will, also depend upon the frequency and amount of premiums paid, any partial withdrawals, loans, and the charges and deductions assessed in connection with the Policy.

Replacing existing insurance with a Policy described in this Prospectus may not be to your advantage. In addition, it may not be to your advantage to purchase this Policy to obtain additional insurance protection if you already own another survivorship flexible premium variable life insurance policy.

DEFINITIONS ...........................................................................     6
PART 1. SUMMARY
Premium payments ......................................................................     9
Deductions from each premium payment ..................................................     9
The Fixed Account .....................................................................     9
The Variable Account ..................................................................     9
The investment advisers of the Funds ..................................................     9
The Funds .............................................................................    10
Transfers between the Sub-Accounts and/or the Fixed Account ...........................    10
Charges against the Accumulation Value ................................................    10
Charges made upon lapse or total surrender of the Policy ..............................    11
The value of the Policy if you surrender it ...........................................    11
Partial withdrawals ...................................................................    11
The free look rights ..................................................................    11
Borrowing against the value of the Policy .............................................    11
The Death Benefit .....................................................................    11
You may adjust the amount of the Death Benefit ........................................    11
The Death Benefit Guarantee ...........................................................    12
Unless the Death Benefit Guarantee is in effect, we may cause the Policy to lapse .....    12
Death Benefit proceeds generally not taxable income to the beneficiary ................    12
Accumulation Value increases generally not taxable income while accumulating ..........    12
Exercising certain Policy rights and tax consequences .................................    12
Modified Endowment Contracts ..........................................................    12
PART 2. DETAILED INFORMATION
ReliaStar Life Insurance Company of New York ..........................................    12
The Variable Account ..................................................................    13
Performance Information ...............................................................    13
The Policies ..........................................................................    14
Death Benefit .........................................................................    14
Death Benefit Options .................................................................    15
Which Death Benefit Option to Choose ..................................................    16
Requested Changes in Face Amount ......................................................    16
Insurance Protection ..................................................................    17
Change in Death Benefit Option ........................................................    18
Payment and Allocation of Premiums ....................................................    18
Issuing the Policy ....................................................................    18
Allocation of Premiums ................................................................    19
Amount and Timing of Premiums .........................................................    20
Planned Periodic Premiums .............................................................    20
Unscheduled Additional Premiums .......................................................    20
Paying Premiums By Mail ...............................................................    21
Death Benefit Guarantee ...............................................................    21
Requirements ..........................................................................    21
Accumulation Value ....................................................................    22
Specialized Uses of the Policy ........................................................    23
Deductions and Charges ................................................................    23
Premium Expense Charge ................................................................    23
Monthly Deduction .....................................................................    23
Surrender Charge ......................................................................    24
Partial Withdrawal and Transfer Charges ...............................................    25
Investment Advisory Fees and Other Fund Expenses After Reimbursement ..................    25
Reduction of Charges ..................................................................    27
Policy Lapse and Reinstatement ........................................................    28
Surrender Benefits ....................................................................    28

Total Surrender ..........................................................................    28
Partial Withdrawal .......................................................................    28
Transfers ................................................................................    29
Telephone/Fax Instructions ...............................................................    30
Dollar Cost Averaging Service ............................................................    30
Portfolio Rebalancing Service ............................................................    30
Transfer Limits ..........................................................................    31
Transfer Charges .........................................................................    31
Policy Loans .............................................................................    31
Free Look and Conversion Rights ..........................................................    33
Free Look Rights .........................................................................    33
Conversion Rights ........................................................................    33
Investments of the Variable Account ......................................................    33
Fund Descriptions ........................................................................    35
Addition, Deletion, or Substitution of Investments .......................................    36
Voting Rights ............................................................................    36
General Provisions .......................................................................    37
Benefits After Age 100 ...................................................................    37
Ownership ................................................................................    37
Proceeds .................................................................................    37
Beneficiary ..............................................................................    37
Postponement of Payments .................................................................    37
Settlement Options .......................................................................    38
Incontestability .........................................................................    38
Misstatement of Age and Sex ..............................................................    39
Suicide ..................................................................................    39
Termination ..............................................................................    39
Amendment ................................................................................    39
Reports ..................................................................................    39
Dividends ................................................................................    40
Collateral Assignment ....................................................................    40
Optional Insurance Benefits ..............................................................    40
Federal Tax Matters ......................................................................    40
Introduction .............................................................................    40
Tax Status of the Policy .................................................................    40
Tax Treatment of Policy Benefits .........................................................    41
Taxation of ReliaStar Life Insurance Company of New York .................................    42
Possible Changes in Taxation .............................................................    42
Preparing for the Year 2000 ..............................................................    42
Other Considerations .....................................................................    43
Distribution of the Policies .............................................................    43
Management ...............................................................................    43
Directors and Officers ...................................................................    44
State Regulation .........................................................................    46
Legal Proceedings ........................................................................    46
Bonding Arrangements .....................................................................    46
Legal Matters ............................................................................    46
Experts ..................................................................................    46
Registration Statement Contains Further Information ......................................    46
Financial Statements .....................................................................    47
Appendix A -- The Fixed Account ..........................................................    A-1
Appendix B -- Calculation of Accumulation Value ..........................................    B-1
Appendix C -- Illustration of Accumulation Values, Surrender Charges, Cash Surrender
Values and Death Benefits ................................................................    C-1
Appendix D --  Monthly Amount Charge Per $1,000 of Face Amount............................    D-1

FUND PROSPECTUSES ("Select*Product Investment Options")
   The Alger American Fund
   Fidelity's Variable Insurance Products Fund ("VIP")
   Fidelity's Variable Insurance Products Fund II ("VIP" II)
   Janus Aspen Series
   Neuberger&Berman Advisers Management Trust ("AMT")
   Northstar Variable Trust ("Northstar")
   OCC Accumulation Trust
   Putnam Variable Trust

The Policy may not be available in all jurisdictions. This prospectus does not constitute an offering or solicitation in any jurisdiction in which such offering or solicitation may not lawfully be made. No person is authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus or the accompanying Fund prospectuses and, if given or made, such information or representations must not be relied upon as having been authorized.

The primary purpose of the Policy is to provide insurance protection for the beneficiary named in the Policy. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

DEFINITIONS

Accumulation Value. The total value attributable to a specific Policy, which equals the sum of the Variable Accumulation Value (the total of the values in each Sub-Account of the Variable Account) and the Fixed Accumulation Value (the value in the Fixed Account). See "Accumulation Value" at page and Appendix B.

Average Age. The sum of the ages of the Joint Insureds divided by two rounded to the higher age.

Cash Surrender Value. The Accumulation Value less any Surrender Charge, Loan
   Amount and unpaid Monthly Deductions.

Cash Value. The Accumulation Value less any Surrender Charge.

Code. Internal Revenue Code of 1986, as amended.

Death Benefit. The amount determined under the applicable Death Benefit Option
   (the Level Amount Option or the Variable Amount Option). The proceeds payable to the beneficiary of the Policy upon the death of the Surviving Joint Insured under either Death Benefit Option will be reduced by any Loan
   Amount and any unpaid Monthly Deductions. See "Death Benefit" at page   .

Death Benefit Guarantee. A feature of the Policy guaranteeing that the Policy will not lapse during the Death Benefit Guarantee Period specified in your Policy if, on each Monthly Anniversary, the total premiums paid on the Policy, less any partial withdrawals and any Loan Amount, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy, including the Minimum Monthly Premium for the current Monthly
   Anniversary. See "Death Benefit Guarantee" at page   .

Death Benefit Option. Either of two death benefit options available under the
   Policy (the Level Amount Option and the Variable Amount Option). See "Death
   Benefit -- Death Benefit Options" at page   .

Face Amount. The minimum Death Benefit under the Policy to age 100 of the younger Joint Insured as long as the Policy remains in force. See "Death
   Benefit" at page   .

Fixed Account. The assets of ReliaStar Life Insurance Company of New York other than those allocated to the Variable Account or any other separate account. See Appendix A.

Fixed Accumulation Value. The value attributable to a specific Policy to the extent such amount is attributable to the Fixed Account (our General Account). Unlike the Variable Accumulation Value, the Fixed Accumulation Value will not reflect the investment performance of the Funds. See
   "Accumulation Value" at page    and Appendix B.

Funds. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests as
   described herein. See "Investments of the Variable Account" at page   .

Issue Date. The date insurance coverage under a Policy begins.

Joint Insureds. The persons upon whose lives this Policy is issued.

Level Amount Option. One of two Death Benefit Options available under the
   Policy. Under this option, the Death Benefit is the greater of the current Face Amount or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. After age 100 the Death Benefit is equal to the Accumulation Value. See "Death Benefit --
   Death Benefit Options" at page   .

Loan Amount. The sum of all unpaid Policy loans including unpaid interest due
   thereon. See "Policy Loans" at page   .

Minimum Face Amount. The minimum Face Amount shown in the Policy (currently $250,000).

Minimum Monthly Premium. A monthly premium amount specified in the Policy and determined by us at issuance of the Policy. See "Death Benefit Guarantee"
   at page   .

Monthly Anniversary. The same date in each succeeding month as the Policy Date.
   Whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be considered to be the next Valuation Date. The Monthly Anniversary begins with the Policy Date.

Monthly Deduction. A monthly charge deducted from the Accumulation Value of the
   Policy. See "Deductions and Charges -- Monthly Deduction" at page   .

Monthly Administrative Charge. A monthly charge to reimburse us for expenses incurred in administering the Policy. See "Deductions and Charges --
   Monthly Deduction" at page   .

Monthly Amount Charge. A monthly charge per $1,000 of Face Amount to reimburse us for expenses incurred in distributing and issuing the Policy. See
   "Deductions and Charges -- Monthly Deduction" at page   . See Appendix D
   for the Monthly Amount Charge per $1,000 of Face Amount.

Monthly Mortality and Expense Risk Charge. A monthly charge to compensate us for certain mortality and expense risks we assume under the Policy. See "Deductions and Charges -- Monthly Mortality and Expense Risk Charge" at
   page   .

Net Premium. The gross premium less a Premium Expense Charge deducted from each premium.

Planned Periodic Premium. The scheduled premium selected by you of a level amount at a fixed interval. The initial Planned Periodic Premium you select will be shown in the Policy. See "Payment and Allocation of Premiums --
   Planned Periodic Premiums" at page   .

Policy, Policies. The survivorship flexible premium variable life insurance
   Policy offered by us and described in this Prospectus.

Policy Anniversary. The same date in each succeeding year as the Policy Date.
   Whenever the Policy Anniversary falls on a date other than a Valuation Date, the Policy Anniversary will be considered to be the next Valuation Date.

Policy Date. The Policy Date is used in determining Policy Years, Policy
   Months, Monthly Anniversaries, and Policy Anniversaries. The Policy Date will be shown in the Policy.

Policy Month. A month beginning on the Monthly Anniversary.

Policy Year. A year beginning on the Policy Anniversary.

Premium Expense Charge. An amount deducted from each premium payment. See "Deductions and Charges --
     Premium Expense Charge" at page   .

Rate Class. A group of Insureds we determine based on our expectation that they will have similar mortality experience.

SEC. Securities and Exchange Commission.

Signature Guarantee. A guarantee of your signature by a member firm of the New
   York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank) which is a member of the Federal Deposit Insurance Corporation, or, in certain cases, by a member firm of the National Association of Securities Dealers, Inc. that has entered into an appropriate agreement with us.

Sub-Account. A sub-division of the Variable Account. Each Sub-Account invests exclusively in the shares of a specified Fund.

Surrender Charge. A charge imposed upon total surrender or lapse of the Policy during the first 15 Policy Years and the first 15 years following any requested increase in Face Amount. See "Deductions and Charges --
     Surrender Charge" at page   .

Surviving Joint Insured. The Joint Insured who remains alive after the other Joint Insured has died.

Unit Value. The unit measure by which the value of the Policy's interest in each Sub-Account is determined. See Appendix B.

Valuation Date. Each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Martin Luther King Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day.

Valuation Period. The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date. See Appendix B.

Variable Account. ReliaStar Life Insurance Company of New York Variable Life
   Separate Account I, a separate investment account established by us to receive and invest Net Premiums paid under the Policy. See "The Variable
   Account" at page   .

Variable Accumulation Value. The value attributable to a specific Policy to the extent such amount is attributable to the Variable Account. See "Accumulation Value" and Appendix B.

Variable Amount Option. One of two Death Benefit Options available under the
   Policy. Under this option, the Death Benefit is the greater of the Face Amount plus the Accumulation Value of the Policy, or the Accumulation Value multiplied by the corridor percentage on the Valuation Date on or next following the date of the younger Joint Insured's death. After age 100 the Death Benefit is equal to the Accumulation Value. See "Death Benefit --
   Death Benefit Options" at page   .

We, Us, Our or the Company. ReliaStar Life Insurance Company of New York.

You, Your. The Policy owner(s) as designated in the application for the Policy or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy owner. A collateral assignee is not the Policy owner.

PART 1. SUMMARY

     This is a brief summary of the Policy's features. More detailed information is provided in this Prospectus and the Policy.


Premium payments

     With certain restrictions, you can choose when you pay premiums and how much each payment will be. In most cases, however, payment of cumulative premiums sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during at least the first several Policy Years. See "Death Benefit Guarantee" and "Payment and Allocation of Premiums -- Amount and Timing of Premiums."


Deductions from each premium payment

     We deduct an amount (the Premium Expense Charge) from each premium and credit the remaining premium (the Net Premium) to the Fixed Account or to the Variable Account in accordance with your instructions. The Premium Expense Charge is currently 6.25% of each premium payment in Policy Years 1-10 and 3.75% of each premium after the tenth Policy Year. See "Deductions and Charges -- Premium Expense Charge."


The Fixed Account

     The Fixed Account consists of all of our assets other than those in our separate accounts (including the Variable Account). We credit interest of at least 4% per year on any amounts you have in the Fixed Account. From time to time we may guarantee interest in excess of 4%. See Appendix A, "The Fixed Account."


The Variable Account

     The ReliaStar Life Insurance Company of New York Variable Life Separate Account I is one of our separate accounts. Only premiums from our variable life insurance policies are invested in the Variable Account. See "The Variable Account." The Variable Account is divided into Sub-Accounts. Premiums allocated to each Sub-Account are invested in shares, at net asset value, of the Fund corresponding to that Sub-Account. The Variable Accumulation Value of the Policy will vary with, among other things, the investment performance of the Funds to which Policy premiums are allocated and the charges deducted from the Variable Accumulation Value. See "Accumulation Value."


The investment advisers of the Funds

o Fred Alger Management, Inc. ("Alger Management") is the investment manager for the three Alger American Portfolios.

o Fidelity Management & Research Company ("FMR") is the investment adviser of the VIP Funds' five portfolios and the VIP II Funds' four portfolios.

o Each of the four portfolios of Janus Aspen Series has an investment advisory agreement with Janus Capital Corporation ("Janus Capital"). Janus Capital is the investment adviser of the four portfolios of Janus Aspen Series.

o Neuberger&Berman Management, with the assistance of Neuberger&Berman, LLC as sub-adviser, is the investment manager of AMT Limited Maturity Bond Investments and AMT Partners Investments.

o Northstar Investment Management Corporation, an affiliate of ours, is the investment adviser of Northstar's five portfolios of the Northstar Variable
     Trust. Certain of the Northstar portfolios are sub-advised by third-party investment advisers.

o OpCap Advisors is the investment manager for each of the four OCC Accumulation Trust Portfolios and is a subsidiary of Oppenheimer Capital, a registered investment adviser.

o Putnam Investment Management, Inc. ("Putnam Management") is the investment adviser of Putnam Variable Trust's six funds.

     For the expenses of each Fund see "Investment advisory fees and other Fund expenses after reimbursement."

The Funds

     You can put your money in up to seventeen (17) of these thirty-three (33) investment portfolios which are described in the prospectuses for the portfolios. You do not have to choose your investment options in advance, but upon participation in the seventeenth Fund you would only be able to transfer within the seventeen Funds already utilized.



                             Fidelity's Variable Insurance        Neuberger&Berman          OCC Accumulation
  The Alger American Fund               Fund II              Advisers Management Trust            Trust
--------------------------- ------------------------------- --------------------------- ------------------------
Alger American              VIP II Asset Manager            Limited Maturity Bond       Equity Portfolio
 Growth Portfolio            Portfolio                       Portfolio                  Global Equity Portfolio
Alger American MidCap       VIP II Contrafund               Partners Portfolio          Managed Portfolio
 Growth Portfolio            Portfolio                                                  Small Cap Portfolio
Alger American Small        VIP II Index 500
 Capitalization Portfolio    Portfolio
                            VIP II Investment Grade
                             Bond Portfolio
      Fidelity's Variable                                                                    Putnam Variable
         Insurance Fund           Janus Aspen Series          Northstar Variable Trust            Trust
--------------------------- ------------------------------- --------------------------- ------------------------
VIP Equity-Income           Aggressive Growth               Northstar Growth            Putnam VT Asia
 Portfolio                   Portfolio                       Portfolio                   Pacific Growth Fund
VIP Growth Portfolio        Growth Portfolio                Northstar High-Yield        Putnam VT Diversified
VIP High Income             International Growth             Bond Portfolio              Income Fund
 Portfolio                   Portfolio                      Northstar Income and        Putnam VT Growth and
VIP Money Market            Worldwide Growth                 Growth Portfolio            Income Fund
 Portfolio                   Portfolio                      Northstar International     Putnam VT New
VIP Overseas Portfolio                                       Value Portfolio             Opportunities Fund
                                                            Northstar Multi-Sector      Putnam VT Utilities
                                                             Bond Portfolio              Growth and Income
                                                                                         Fund
                                                                                        Putnam VT Voyager
                                                                                         Fund

Transfers between the Sub-Accounts and/or the Fixed Account

     Subject to certain restrictions, you can transfer all or part of your Accumulation Value among the investment options of the Policy. We do not make a charge for the first twelve transfers in a Policy Year. Transfers from the Fixed Account are subject to certain additional restrictions.


Charges against the Accumulation Value

     The Accumulation Value of the Policy is subject to the Monthly Deduction charges.

     The Monthly Deduction will be deducted monthly from both the Fixed Accumulation Value and the Variable Accumulation Value. The cost of insurance will be determined by multiplying the applicable cost of insurance rate(s) by the net amount at risk. The Monthly Administrative Charge is currently $7.50 per month and is guaranteed not to exceed the product of $5.00 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985. The Monthly Amount Charge will be determined by multiplying the Face Amount by the applicable charge per $1,000 of Face Amount. This Charge applies only during the first 20 Policy Years (and 20 Policy Years after any requested Face Amount increase relative to the increase amounts). The Monthly Mortality and Expense Risk Charge is anticipated to be an annual rate of .90% of the Variable Accumulation Value of the Policy during the first 10 Policy Years. During each Policy Year thereafter, it is anticipated that the charge will be an annual rate of .25%. The Monthly Mortality and Expense Risk Charge is guaranteed not to exceed 1.20% of the Variable Accumulation Value of the Policy for the first 10 Policy Years and .55% of the Accumulation Value of the Policy per Policy Year thereafter. The charges for optional insurance benefits will vary depending upon the benefit(s) selected. See "Deductions and Charges -- Monthly Deduction."

Charges made upon lapse or total surrender of the Policy

     During the first 15 years the Policy is in force and the first 15 years following a requested increase in the Face Amount, there is a charge if the Policy lapses or you surrender the Policy (the Surrender Charge). See "Deductions and Charges -- Surrender Charge."

     The maximum Surrender Charge on the Initial Face Amount will be equal to $8.50 per thousand of Initial Face Amount. The maximum Surrender Charge on any requested increase in Face Amount will be equal to $8.50 per thousand of increase in Face Amount. This maximum charge then remains level during the first five years (adjusted for increases in the first three years) in the relevant 15 year period, and then reduces in equal monthly increments until it becomes zero at the end of 15 years.


The value of the Policy if you surrender it

     In general, the Cash Surrender Value is the amount you would receive if you surrender the Policy. To determine the Cash Surrender Value, your Accumulation Value is reduced by the Surrender Charge, if any, and any Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender."


Partial withdrawals

     You can withdraw part of your Cash Surrender Value. You will not incur a Surrender Charge, but partial withdrawals are subject to a processing charge. Only one partial withdrawal is allowed in any Policy Year. See "Surrender Benefits -- Partial Withdrawal."


The free look rights

     You have a limited free look period during which you have a right to return the Policy and receive a refund of all premiums paid. See "Free Look and Conversion Rights -- Free Look Rights." The Policy must be returned to us by midnight of the 10th day after you receive it.


Borrowing against the value of the Policy

     At any time after the first Policy Year, generally you can borrow up to 100% of the Cash Value of the Policy less any existing Loan Amount. Each loan must be at least $500. Interest is payable in advance for each Policy Year and accrues daily at an effective annual rate that will not exceed 7.00% (which is 5.66% when payable in advance). After the tenth Policy Year, we will charge interest at an annual rate of 4.00% (which is 3.85% when payable in advance) on the portion of your Loan Amount that is not in excess of (a) the Accumulation Value, less (b) the total of all premiums paid net of all partial withdrawals. See "Policy Loans."


The Death Benefit

     You choose one of two Death Benefit Options -- the Level Amount Option or the Variable Amount Option. The Death Benefit under the Level Amount Option is the greater of the Face Amount or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. The Death Benefit under the Variable Amount Option is equal to the greater of the Face Amount plus the Accumulation Value, or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. See "Death Benefit."

     The proceeds payable upon the death of the Surviving Joint Insured under either Death Benefit Option will be reduced by any Loan Amount and any unpaid Monthly Deductions.

     The Death Benefit up to age 100 of the younger Joint Insured will never be less than the Face Amount as long as the Policy is in force and there is no Loan Amount or unpaid Monthly Deductions. After age 100 the Death Benefit is the Accumulation Value.


You may adjust the amount of the Death Benefit

     After the fourth Policy Year, you have flexibility to adjust the Death Benefit by increasing or decreasing the Face Amount. You cannot decrease the Face Amount below the Minimum Face Amount shown in the Policy. Any increase in the Face Amount must be at least $5,000 and may require additional evidence of insurability satisfactory to us and will result in additional charges. See "Death Benefit -- Requested Changes in Face Amount."

     Generally, you may also change the Death Benefit Option at any time after the fourth Policy Year. We may require evidence of insurability satisfactory to us. See "Death Benefit -- Change in Death Benefit Option."

     For a discussion of available techniques to adjust the amount of insurance protection to satisfy changing insurance needs. See "Death Benefit -- Insurance Protection."


The Death Benefit Guarantee

     During the Death Benefit Guarantee Period specified in your Policy, if you meet the requirements for the Death Benefit Guarantee we will not lapse your Policy, even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. See "Death Benefit Guarantee."


Unless the Death Benefit Guarantee is in effect, we may cause the Policy to lapse

     The Policy will only lapse if the Cash Surrender Value is less than the Monthly Deduction due and if a grace period of 61 days expires without a sufficient payment. The Policy thus differs in two important respects from traditional life insurance. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to lapse. Second, even if Planned Periodic Premiums have been paid, the Policy may lapse. See "Policy Lapse and Reinstatement -- Lapse."


Death Benefit proceeds generally not taxable income to the beneficiary

     Under current Federal tax law, as long as the Policy qualifies as life insurance, the Death Benefit under the Policy will be subject to the same Federal income tax treatment as proceeds of traditional life insurance. Therefore, the Death Benefit should generally not be taxable income to the beneficiary. See "Federal Tax Matters --
Policy Proceeds."


Accumulation Value increases generally not taxable income while accumulating

     Under current Federal tax law, as long as the Policy qualifies as life insurance, Accumulation Value increases will also be subject to the same Federal income tax treatment as traditional life insurance cash values. Therefore, any increases generally should accumulate on a tax deferred basis. See "Federal Tax Matters -- Policy Proceeds."


Exercising certain Policy rights and tax consequences

     A change of owners, a partial withdrawal, a total surrender, or a Policy loan may have tax consequences depending on the particular circumstances. See "Federal Tax Matters -- Policy Proceeds."


Modified Endowment Contracts

     The Company intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." The Company will monitor Policies and will attempt to notify an owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Federal Tax Matters."



PART 2. DETAILED INFORMATION

ReliaStar Life Insurance Company of New York

     We are a stock life insurance company incorporated under the laws of the State of New York. We are authorized to transact business in all states, the District of Columbia, and the Dominican Republic. On December 20, 1979, we became a wholly-owned subsidiary of United Services Life Insurance Company ("United Services") which became an indirect, wholly owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"), formerly The NWNL Companies, Inc., when ReliaStar acquired USLICO Corporation on January 20, 1995. ReliaStar is a holding company whose subsidiaries specialize in life insurance and related financial services businesses.

     We may from time to time publish in advertisements, sales literature, and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability and should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of many insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. We have been assigned a rating of A+ by A.M. Best, which is a rating assigned to companies demonstrating superior overall performance and a very strong ability to meet obligations to Policy holders over a long period. Such ratings do not reflect the investment in the Variable Account.


The Variable Account

     The Variable Account is a Separate Account of ours, established by the Board of Directors on March 23, 1982 pursuant to the laws of the State of New York. The Variable Account will receive and invest the Net Premiums paid and allocated to it under this Policy. In addition, the Variable Account currently receives and invests net premiums for another class of scheduled premium variable life insurance policy and may do so for additional classes in the future. The Variable Account meets the definition of a "separate account" under the federal securities laws and has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, us, or the Funds.

     We own the assets of the Variable Account. However, the New York laws under which the Variable Account was established provide that the Variable Account cannot be charged with liabilities arising out of any other business we may conduct. We are required to maintain assets which are at least equal to the reserves and other liabilities of the Variable Account. We may transfer assets which exceed these reserves and liabilities to our general account (the Fixed Account).

     For a description of the Fixed Account, see Appendix A to this Prospectus.



Performance Information

     Performance information for the Sub-Accounts of the Variable Account and the Funds available for investment by the Variable Account may appear in advertisements, sales literature, or reports to Policy owners or prospective purchasers. Performance information for the Sub-Accounts will reflect deductions of Fund expenses and be adjusted to reflect the Mortality and Expense Risk Charge, but will not reflect deductions for the cost of insurance or the Surrender Charge. Quotations of performance information for the Funds will be accompanied by performance information for the Sub-Accounts. Performance information for the Funds will take into account all fees and charges at the Fund level, but will not reflect any deductions from the Variable Account. Performance information reflects only the performance of a hypothetical investment during a particular time period in which the calculations are based. Performance information showing total returns and average annual total returns may be provided for periods prior to the date a Sub-Account commenced operation. Such performance information will be calculated based on the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of charges at the Variable Account level that were in effect at the inception of the Sub-Accounts. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Fund in which the Sub-Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

     We may also provide individualized hypothetical illustrations of Policy Accumulation Value, Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense Charge and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Sub-Accounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

     Performance of the Sub-Accounts and/or the Funds as reported from time to time in advertisements and sales literature may be compared to other variable life insurance issuers in general or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc.

     ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as FORBES, MONEY, THE WALL STREET JOURNAL, BUSINESS WEEK, BARRON'S, KIPLINGER'S PERSONAL FINANCE, and FORTUNE. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

     We may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Sub-Account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.


The Policies

     The Policies are survivorship flexible premium variable life insurance contracts with death benefits, cash values, and other features of traditional life insurance contracts. They are "flexible premium" because premiums do not have to be paid according to a fixed schedule. They are "variable" because, to the extent Accumulation Value is attributable to the Variable Account, Accumulation Values and, under certain circumstances, the Death Benefit will increase and decrease based on the investment performance of the Funds in which the Sub-Accounts to which you allocate your premium payments invest.


Death Benefit

     The proceeds payable upon the death of the Surviving Joint Insured, while the Policy is in force, will be the Death Benefit (see "Death Benefit Options" below) reduced by any Loan Amount and unpaid Monthly Deductions. All or part of the proceeds may be paid in cash to your beneficiaries or under one or more of the settlement options we offer (see "General Provisions -- Settlement Options").

     The Policy provides two Death Benefit Options: the Level Amount Option and the Variable Amount Option. You choose the Death Benefit Option on the application for the Policy. Subject to certain limitations, you can change the Death Benefit Option after issuance of the Policy. See "Death Benefit -- Change in Death Benefit Option."

     The Death Benefit may vary with the Policy's Accumulation Value. Under the Level Amount Option, the Death Benefit will only vary with the Accumulation Value whenever the Accumulation Value multiplied by the corridor percentage (see "Death Benefit Options -- Level Amount Option") exceeds the Face Amount of the Policy. The Death Benefit under the Variable Amount Option will always vary with the Accumulation Value because the Death Benefit equals the Face Amount plus the Accumulation Value, or the corridor percentage of the Accumulation Value. Under either Death Benefit Option, however, the Death Benefit to age 100 of the younger Joint Insured will never be less than the current Face Amount of the Policy and will be payable only as long as the Policy remains in force. After age 100 the Death Benefit is the Accumulation Value.

     In addition to affecting the amount of the Death Benefit as described above, the Accumulation Value generally determines how long the Policy remains in force. See "Policy Lapse and Reinstatement." This means that, to the extent Accumulation Value is attributable to the Variable Account, the investment performance of the Variable Account (and the underlying Funds) may affect the duration of the Policy by affecting the amount of Accumulation Value. You bear the investment risk with respect to any amounts allocated to the Variable Account. If, however, the Death Benefit Guarantee is in effect (see "Death Benefit Guarantee"), the Policy will stay in force without regard to the investment performance under the Policy.

     Appendix C illustrates Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected ages and Face Amounts.

Death Benefit Options

     The Level Amount Option and the Variable Amount Option are described below.

     Level Amount Option. The Death Benefit is the greater of the current Face Amount of the Policy or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. The corridor percentage is 250% for the younger Joint Insured age 40 or below, and the percentage declines with increasing ages as shown in the Corridor Percentage Table on page 21. Accordingly, under the Level Amount Option the Death Benefit will remain level unless the corridor percentage of Accumulation Value exceeds the current Face Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies.

     Similarly, as long as the Accumulation Value exceeds $40,000, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time before the younger Joint Insured's age 100, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

     The corridor percentage becomes lower as the younger Joint Insured's age increases. If the current age of the younger Joint Insured in the illustration above were, for example, 50 (rather than under age 40), the corridor percentage would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Accumulation Value exceeded approximately $54,055 (rather than $40,000), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).


                           Corridor Percentage Table



 Younger Joint Insured's     Corridor Percentage     Younger Joint Insured's     Corridor Percentage
  Age on Previous Policy       of Accumulation        Age on Previous Policy       of Accumulation
       Anniversary                  Value                  Anniversary                  Value
-------------------------   ---------------------   -------------------------   --------------------
         40 or younger              250%                       61                       128
            41                      243                        62                       126
            42                      236                        63                       124
            43                      229                        64                       122
            44                      222                        65                       120
            45                      215                        66                       119
            46                      209                        67                       118
            47                      203                        68                       117
            48                      197                        69                       116
            49                      191                        70                       115
            50                      185                        71                       113
            51                      178                        72                       111
            52                      171                        73                       109
            53                      164                        74                       107
            54                      157                      75-90                      105
            55                      150                        91                       104
            56                      146                        92                       103
            57                      142                        93                       102
            58                      138                        94                       101
            59                      134                      95-100                     100
            60                      130

     Variable Amount Option. The Death Benefit is equal to the greater of the current Face Amount plus the Accumulation Value of the Policy, or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. The corridor percentage is 250% for the younger Joint Insured age 40 or below, and the percentage declines with increasing age as shown in the Corridor Percentage Table above. Accordingly, under the Variable Amount Option the amount of the Death Benefit will always vary as the Accumulation Value varies.

     Similarly, any time the Accumulation Value exceeds $66,667, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time before the younger Joint Insured's age 100, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount plus the Accumulation Value, then the Death Benefit will be the current Face Amount plus the Accumulation Value of the Policy. The Death Benefit after age 100 is the Accumulation Value.

     The corridor percentage becomes lower as the younger Joint Insured's age increases. If the current age of the younger Joint Insured in the illustration above were, for example, 50 (rather than under 40), the corridor percentage would be 185%. The amount of the Death Benefit would be the sum of the Accumulation Value plus $100,000 unless the Accumulation Value exceeded approximately $117,647 (rather than $66,667), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).


Which Death Benefit Option to Choose

     If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose the Variable Amount Option. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulation Value, and lower cost of insurance charges you should choose the Level Amount Option.


Requested Changes in Face Amount

     Subject to certain limitations, you may request an increase or decrease in the Face Amount. No increase or decrease in the Face Amount will be permitted during the first two Policy Years.

     Increases. For an increase in the Face Amount, a written request must be submitted to us. We may also require additional evidence of insurability satisfactory to us. The effective date of the increase will be the Monthly Anniversary on or next following our approval of the increase. The increase may not be less than $5,000 and no increase will be permitted after any Joint Insured reaches age 85. You cannot request an increase in the Face Amount more frequently than once every two years. We will deduct any charges associated with the increase (the increases in the cost of insurance and the Surrender Charge upon lapse or total surrender -- see "Effect of Requested Changes in Face Amount") from the Accumulation Value, whether or not you pay an additional premium in connection with the increase. You will be entitled to limited free look and conversion rights and refund rights with respect to requested increases in Face Amount. See "Free Look and Conversion Rights."

     Decreases. For a decrease in the Face Amount, a written request must also be submitted to us. Any decrease in the Face Amount will be effective on the Monthly Anniversary on or next following our receipt of a written request. You cannot request a decrease in the Face Amount more frequently than once every six months. The Face Amount remaining in force after any requested decrease may not be less than the Minimum Face Amount shown in the Policy. Under our current policies, the Minimum Face Amount is $250,000, but we reserve the right to establish a different Minimum Face Amount in the future. If, following a decrease in Face Amount, the Policy would no longer qualify as life insurance under Federal tax law (see "Federal Tax Matters -- Policy Proceeds"), the decrease will be limited to the extent necessary to meet these requirements.

     For purposes of determining the cost of insurance, decreases in the Face Amount will be applied to reduce the current Face Amount in the following order:

     (a) The Face Amount provided by the most recent increase;

     (b) The next most recent increases successively; and

     (c) The Face Amount when the Policy was issued.

     By reducing the current Face Amount in this manner, the Rate Class applicable to the most recent increase in Face Amount will be eliminated first, then the Rate Class applicable to the next most recent increase, and so on, for the purposes of calculating the cost of insurance. This assumption will affect the cost of insurance under the Policy only if different Rate Classes have been applied to the current Face Amount. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk (for example, a 200% Rate Class or a 300% Rate Class). In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower cost of insurance than an Insured in a substandard Rate Class with higher mortality risks. See "Deductions and Charges -- Monthly Deduction."

     For example, assume that the Initial Face Amount was $50,000 with a standard Rate Class, and that successive increases of $25,000 (at a Rate Class of 200%) and $50,000 (at a Rate Class of 300%) were added. If a decrease of $50,000 or less is requested, the amount of insurance at a 300% Rate Class will be reduced first. If a decrease of more than $50,000 is requested, the amount at a 300% Rate Class will be eliminated, and the excess over $50,000 will next reduce the amount of insurance at a 200% Rate Class.

     Effect of Requested Changes in Face Amount. An increase or decrease in Face Amount will affect the Monthly Deduction because the cost of insurance and the Monthly Amount Charge depend upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction." An increase in the Face Amount will increase the Surrender Charge, but a decrease in the Face Amount will not reduce the Surrender Charge. The Surrender Charge is, however, imposed only upon lapse or total surrender of the Policy and not upon a requested decrease in Face Amount. See "Deductions and Charges -- Surrender Charge."

     An increase in the Face Amount will increase the Minimum Monthly Premium as of the effective date of the increase. Therefore, additional premium payments may be required to maintain the Death Benefit Guarantee. A decrease in the Face Amount will reduce the Minimum Monthly Premium as of the effective date of the decrease. Face Amount changes may also change the Death Benefit Guarantee Period. See "Death Benefit Guarantee."

     The additional Surrender Charge on a requested increase in the Face Amount will reduce the Cash Surrender Value (which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions). If the resulting Cash Surrender Value is not sufficient to cover the Monthly Deduction, the Policy may lapse unless the Death Benefit Guarantee is in effect. See "Policy Lapse and Reinstatement -- Lapse" and "Death Benefit Guarantee."


Insurance Protection

     You may increase or decrease the pure insurance protection provided by the Policy (that is, the difference between the Death Benefit and the Accumulation Value) in one of several ways as your insurance needs change. These ways include increasing or decreasing the Face Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a partial withdrawal under the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

     (a) A decrease in the Face Amount will, subject to the corridor percentage limitations (see "Death Benefit --
       Death Benefit Options"), decrease the pure insurance protection without reducing the Accumulation Value. If the Face Amount is decreased, the Policy charges generally will decrease as well. (Note that the Surrender Charge will not be reduced. See "Deductions and Charges -- Surrender Charge.")

   (b) An increase in the Face Amount (which is generally subject to underwriting approval -- see "Death Benefit -- Requested Changes in Face Amount") will likely increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

   (c) A partial withdrawal will reduce the Death Benefit. See "Surrender Benefits -- Partial Withdrawal." However, it has a limited effect on the amount of pure insurance protection and charges under the Policy, because the decrease in the Death Benefit is usually equal to the amount of Accumulation Value withdrawn. The primary use of a partial withdrawal is to withdraw Accumulation Value. Furthermore, it results in a reduced amount of Accumulation Value and increases the possibility that the Policy will lapse.

   (d) Under the Level Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, (i) an increased level of premium payments will reduce the amount of pure insurance protection, and (ii) a reduced level of premium payments will increase the amount of pure insurance protection.

   (e) Under the Variable Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount plus the Accumulation Value, the level of premium payments will not affect the amount of pure insurance protection. (However, both the Accumulation Value and the Death Benefit will be increased if premium payments are increased, and reduced if premium payments are reduced.)

   (f) Under either Death Benefit Option, if the Death Benefit is the corridor percentage of Accumulation Value, then (i) an increased level of premium payments will increase the amount of pure insurance protection (subject to underwriting approval -- see "Payment and Allocation of Premiums --Amount and Timing of Premiums"), and (ii) a reduced level of premium payments will reduce the pure insurance protection.

       THE TECHNIQUES DESCRIBED IN THIS SECTION FOR CHANGING THE AMOUNT OF PURE INSURANCE PROTECTION UNDER THE POLICY (FOR EXAMPLE, CHANGING THE FACE AMOUNT, MAKING A PARTIAL WITHDRAWAL, AND CHANGING THE AMOUNT OF PREMIUM PAYMENTS) MUST BE CONSIDERED TOGETHER WITH THE OTHER RESTRICTIONS AND CONSIDERATIONS DESCRIBED ELSEWHERE IN THIS PROSPECTUS.


Change in Death Benefit Option

     After the fourth Policy Year you may change the Death Benefit Option once each Policy Year. You must submit a written request to change the Death Benefit Option. The change is effective on the Monthly Anniversary on or next following the date we receive your request. A change in the Death Benefit Option will also change the Face Amount. If the Death Benefit Option is changed from the Level Amount Option to the Variable Amount Option, the Face Amount will be decreased by an amount equal to the Accumulation Value on the effective date of the change. You cannot change from the Level Amount Option to the Variable Amount Option if the resulting Face Amount would fall below the Minimum Face Amount.

     If the Death Benefit Option is changed from the Variable Amount Option to the Level Amount Option, the Face Amount will be increased by an amount equal to the Policy's Accumulation Value on the effective date of the change.

     An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the future Monthly Deductions because the cost of insurance depends upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction." The Surrender Charge, however, will not be affected by an increase or decrease in Face Amount resulting from a change in Death Benefit Option. The Death Benefit Guarantee Period may also be affected.

     Changes in the Death Benefit Option may require additional evidence of insurability.


Payment and Allocation of Premiums

Issuing the Policy

     To apply for a Policy, both individuals must complete the application and personally deliver it to our licensed agent. We will generally only issue a Policy to an applicant where both Joint Insureds' ages are 85 or less and both supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason permitted by law.

     Coverage. Coverage under a Policy begins on the later of the Issue Date or the date we receive at least the minimum initial premium (see immediately following section). In general, if the applicant pays at least the minimum initial premium with the application, the Issue Date will be the later of the date of the application or the date of any medical examination required by our underwriting procedures. However, if underwriting approval has not occurred within 45 days after we receive the application or if you authorize premiums to be paid by bank account monthly deduction, the Issue Date will be the date of underwriting approval.

     If you authorize premiums to be paid by government allotment, the Issue Date generally will be, subject to our underwriting approval, the first day of the month in which we receive the first Minimum Monthly Premium through government allotment, whether or not a Minimum Monthly Premium is collected with the application. If a Minimum Monthly Premium is collected with the application, it will be allocated to the Sub-Accounts of the Variable Account and the Fixed Account on the Valuation Date next following the Issue Date.

     Minimum Initial Premium. The minimum initial premium is three Minimum Monthly Premiums. See "Death Benefit Guarantee." If, however, you authorize premiums to be paid by bank account monthly deduction or government allotment, we will accept one Minimum Monthly Premium together with the required authorization forms. The Minimum Monthly Premium is specified in the Policy and determines the payments required to maintain the Death Benefit Guarantee.

     Temporary Insurance. At the time the application is taken, the applicant can receive temporary insurance coverage by paying a premium equal to 10% of annualized Minimum Monthly Premium. The temporary insurance will be for the face amount specified in the premium receipt and will be effective until the earliest of the following:

   o The date the coverage under the Policy is effective.

   o The date the applicant receives an offer for an alternative policy, a notice of termination of temporary insurance coverage, or notice that we have rejected the application.

   o The date of death of the proposed Surviving Joint Insured or any proposed additional Joint Insured.

   o The 180th day after the date of the receipt for the temporary insurance.


     Crediting Net Premiums. We will credit Net Premiums to the Sub-Accounts of the Variable Account and to the Fixed Account on the basis of the applicant's allocation on the latest of the following dates:

   o The Valuation Date following the date of underwriting approval.

   o The Valuation Date on or next following the Policy Date.

   o The Valuation Date on or next following the date we have received at the required minimum initial premium payment.

   o In the case of Policies issued under government allotment programs, the Valuation Date next following the Issue Date.

     Until the date on which Net Premiums are credited as described above, premium payments will be held in our General Account. No interest will be earned on these premium payments during this period of time.

     Refunding Premium. We will return all premiums paid without interest if any of the following occur:

   o We send notice to the applicant(s) that the insurance is declined.

   o The applicant(s) refuses an offer for an alternative policy.

   o The applicant(s) does not supply required medical exams or tests within 30 days of the date of the application.

   o The applicant(s) returns the Policy under the limited free look right. See "Free Look and Conversion Rights -- Free Look Rights."


Allocation of Premiums

     You choose the initial allocation of your Net Premiums (your gross premiums less the Premium Expense Charge) to the Fixed Account and the Sub-Accounts of the Variable Account on the application for the Policy. You may change the allocation at any time by notifying us in writing. Changes will not be effective until the date we receive your request and will only affect premiums we receive on or after that date. The premium allocation may be 100% to the Fixed Account or the Sub-Accounts or divided among the Fixed Account and the Sub-Accounts in whole percentage points totaling 100%. We reserve the right to adjust any allocation to eliminate fractional percentages. Changing the current Net Premium allocation will not affect the allocation of existing Accumulation Value.

Amount and Timing of Premiums

     The amount and frequency of premium payments will affect the Accumulation Value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect ). See "Death Benefit Guarantee." After the initial premium, you may determine the amount and timing of subsequent premium payments within the following restrictions:

   o PAYMENT OF CUMULATIVE PREMIUMS SUFFICIENT TO MAINTAIN THE DEATH BENEFIT GUARANTEE MAY BE REQUIRED TO KEEP THE POLICY IN FORCE DURING AT LEAST THE FIRST SEVERAL POLICY YEARS. SEE "DEATH BENEFIT GUARANTEE."

   o We may choose not to accept any premium less than $25.00.

   o We reserve the right to limit the amount of any premium payment. In general, during the first Policy Year we will not accept total premium payments in excess of $250,000 on the lives of the Joint Insureds for the Policy, whether such payments are received on a Policy or on any other insurance policy issued by us or our affiliates. Also, we will not accept any premium payment in excess of $50,000 on any Policy after the first Policy Year. At our discretion, however, we may waive any of these premium limitations.

   o We may require additional evidence of insurability satisfactory to us if any premium would increase the difference between the Death Benefit and the Accumulation Value (that is, the net amount at risk). A premium payment would increase the net amount at risk if at the time of payment the Death Benefit would be based upon the applicable percentage of Accumulation Value. See "Death Benefit --
     Death Benefit Options."

   o In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium payments allowed for life insurance under Section 7702 of the Code. If at any time a premium is paid which would result in total premiums exceeding the current maximum premiums allowed, we will only accept that portion of the premium which would make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned, and no further premiums will be accepted until allowed by the current maximum premium limitations.

   o If you contemplate a large premium payment under this Policy, and you wish to avoid Modified Endowment Contract classification, you may contact us in writing before making the payment and we will tell you the maximum amount which can be paid into the Policy. See "Federal Tax Matters -- Policy Proceeds."


Planned Periodic Premiums

     You may choose a Planned Periodic Premium schedule which indicates a preference as to future amounts and frequency of payment. The Planned Periodic Premiums may be paid annually, semi-annually, quarterly or, if you choose, you can pay the Planned Periodic Premiums by bank account monthly deduction or government allotment.

     The amount and frequency of your initial Planned Periodic Premium will be shown in the Policy. You may change the Planned Periodic Premium at any time by written request. We may limit the amount of any increase, if such an increase would result in planned periodic premiums that are larger than (a) the maximum premium we would accept under the Amount and Timing of Premium Payments provisions in the Policy or (b) the planned periodic premium which would total more than $50,000 per year.

     Failure to make any Planned Periodic Premium payment will not, however, necessarily result in lapse of the Policy. On the other hand, making Planned Periodic Premium payments will not guarantee that the Policy remains in force. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."


Unscheduled Additional Premiums

     Premiums, other than Planned Periodic Premiums, may be paid at any time while the Policy is in force. We may limit the number and amount of these additional payments.

Paying Premiums By Mail

     Planned Periodic Premiums and Unscheduled Additional Premiums may be paid to the Company by mailing them to:

   ReliaStar Life Insurance Company of New York
   P.O. Box 802511
   Chicago, Illinois 60680-2511


Death Benefit Guarantee

     If you meet the requirements described below, we guarantee that we will not lapse the Policy even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. This feature of the Policy is called the "Death Benefit Guarantee." The length of the Death Benefit Guarantee Period is specified in your Policy and is uniquely determined on a Policy by Policy basis. The Death Benefit Guarantee Period depends on the issue ages and premium classes of the Joint Insureds, Death Benefit Option, and any Optional Insurance Benefits. Certain Policy changes may also change the Death Benefit Guarantee Period. Following is a table of typical Death Benefit Guarantee Periods. The examples assume that the Joint Insureds are a male and a female, both of the same issue age, both with no substandard ratings, a $1,000,000 Face Amount, and no Optional Insurance Benefits. Policies with substandard ratings and Optional Insurance Benefits will typically have a shorter Death Benefit Guarantee Period.



                                     Death Benefit      Death Benefit
Age and Class of Joint Insureds          Option        Guarantee Period
---------------------------------   ---------------   -----------------
     45 Non-Tobacco .............   A (Level)             37 Years
     45 Non-Tobacco .............   B (Variable)          35 Years
     65 Non-Tobacco .............   A (Level)             17 Years
     65 Non-Tobacco .............   B (Variable)          16 Years
     45 Tobacco .................   A (Level)             35 Years
     45 Tobacco .................   B (Variable)          33 Years
     65 Tobacco .................   A (Level)             15 Years
     65 Tobacco .................   B (Variable)          14 Years

     In general, the two most significant benefits from the Death Benefit Guarantee are as follows. First, during the early Policy Years, the Cash Surrender Value may not be sufficient to cover the Monthly Deduction, so that the Death Benefit Guarantee will be necessary to avoid lapse of the Policy. See "Policy Lapse and Reinstatement." This occurs when the Surrender Charge exceeds the Accumulation Value in these years. In this regard, you should consider that if you request an increase in Face Amount, an additional Surrender Charge would apply for the fifteen years following the increase, which could create a similar possibility of lapse as exists during the early Policy Years. Second, to the extent the Cash Surrender Value declines due to poor investment performance, or due to an additional Surrender Charge after a requested increase, the Cash Surrender Value may not be sufficient even in later Policy Years to cover the Monthly Deduction, so that the Death Benefit Guarantee may also be necessary in later Policy Years to avoid lapse of the Policy. THUS, EVEN THOUGH THE POLICY PERMITS PREMIUM PAYMENTS THAT ARE LESS THAN THE MINIMUM MONTHLY PREMIUMS, YOU MAY LOSE THE SIGNIFICANT PROTECTION PROVIDED BY THE DEATH BENEFIT GUARANTEE BY PAYING LESS THAN THE MINIMUM MONTHLY PREMIUMS.


Requirements

     The Death Benefit Guarantee will be in effect during the specified Death Benefit Guarantee Period if the sum of all premiums paid minus any partial withdrawals and any loans are equal to or greater than the sum of the Minimum Monthly Premiums since the Policy Date, including the Minimum Monthly Premium for the current Monthly Anniversary.

     The requirements for the Death Benefit Guarantee must be satisfied as of each Monthly Anniversary, even though you do not have to pay premiums monthly.

     Example: The Policy Date is January 1, 1998. The Minimum Monthly Premium is $1000 per month. No Policy loans or partial withdrawals are taken and no Face Amount changes have occurred.

   Case 1. You pay $1000 each month. The Death Benefit Guarantee is maintained.

   Case 2. You pay $10,000 on January 1, 1998. The $10,000 maintains the Death
          Benefit Guarantee without your paying any additional premiums for the next 10 months (through October 31, 1998). However, you must pay at least $1000 by November 1, 1998 to maintain the Death Benefit Guarantee through November 30, 1998.

     The amount of the initial Minimum Monthly Premium will be determined by us at issuance of the Policy and will be shown in the Policy. The initial Minimum Monthly Premium will depend upon each Joint Insured's sex, age at issue, Rate Class, optional insurance benefits added by rider, and the Initial Face Amount.


     The following Policy changes may change the Minimum Monthly Premium and the Death Benefit Guarantee Period:

   o A requested increase or decrease in the Face Amount (see "Death Benefit Requested Changes in Face Amount").

   o A change in the Death Benefit Option (see "Death Benefit -- Change in Death Benefit Option").

   o The addition or termination of a Policy rider (see "General Provisions -- Optional Insurance Benefits").

     We will notify you in writing of any changes in the Minimum Monthly Premium or the Death Benefit Guarantee Period.

     If, as of any Monthly Anniversary, you have not made sufficient premium payments to maintain the Death Benefit Guarantee, we will send you notice of the premium payment required to maintain it. If we do not receive the required premium payment within 61 days from the date of our notice, the Death Benefit Guarantee will terminate. THE DEATH BENEFIT GUARANTEE CANNOT BE REINSTATED.

     Even if the Death Benefit Guarantee terminates, the Policy will not necessarily lapse. For a discussion of the circumstances under which the Policy may lapse. See "Policy Lapse and Reinstatement."


Accumulation Value

     The Accumulation Value of the Policy (that is, the total value attributable to a specific Policy in the Variable Account and the Fixed Account) is equal to the sum of the Variable Accumulation Value (the amount attributable to the Variable Account) plus the Fixed Accumulation Value (the amount attributable to the Fixed Account). The Accumulation Value should be distinguished from the Cash Surrender Value that would actually be paid to you upon total surrender of the Policy, which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender." The Accumulation Value should also be distinguished from the Cash Value, which determines the amount available for Policy loans, and is the Accumulation Value less any Surrender Charge. See "Policy Loans."

     The Variable Accumulation Value will increase or decrease to reflect the investment performance of the Funds in which Sub-Accounts of the Variable Account have been invested. The Variable Accumulation Value will also be increased by (a) any Net Premiums credited to the Variable Account and (b) any transfers from the Fixed Account. The Variable Accumulation Value will also be reduced by (a) the Monthly Deduction attributable to the Variable Account, (b) partial withdrawals from the Variable Account, (c) any transfer and partial withdrawal charges attributable to the Variable Account, and (d) any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred from the Variable Account to the Fixed Account as security for Policy loans ). See "Policy Loans." The Variable Accumulation Value will generally vary daily.

     The Fixed Accumulation Value will be increased by (a) any Net Premiums credited to it in the Fixed Account, (b) any interest credited to it in the Fixed Account (determined at our discretion, but guaranteed not to be less than 4%), and (c) any amounts transferred from the Variable Account to it in the Fixed Account (including amounts transferred to the Fixed Account as security for Policy loans). See "Policy Loans." The Fixed Accumulation Value will be reduced by (a) the Monthly Deduction attributable to it in the Fixed Account,
(b) partial withdrawals from it in the Fixed Account, (c) any transfer and partial withdrawal charges attributable to it in the Fixed Account, and (d) any amounts transferred from the Fixed Account to the Variable Account.

     For a detailed discussion of the calculation of Accumulation Value, see Appendix B. An illustration of various Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits, assuming different levels of premium payments and various investment returns for selected ages and Face Amounts, is shown in Appendix C.


Specialized Uses of the Policy

     Because the Policy provides for an accumulation of Cash Surrender Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of the Sub-Accounts to which Accumulation Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Accumulation Value or Cash Surrender Value to fund the purpose for which the Policy was purchased. Withdrawals and Policy loans may significantly affect current and future Accumulation Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Sub-Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Federal Tax Matters."


Deductions and Charges

     Charges will be deducted in connection with the Policy for (a) providing the insurance benefits of the Policy (including any riders), (b) administering the Policy, (c) assuming certain risks in connection with the Policy, and (d) incurring expenses in distributing the Policy.

     Some of these charges are deducted from each premium payment. Certain other charges are deducted monthly from both the Fixed Account and the Variable Account, or from the Variable Account only. A charge is also made for each partial withdrawal and a charge may be made for each transfer.

     We may realize a profit on one or more of these charges, such as the mortality and expense risk charge. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.


Premium Expense Charge

     We deduct the Premium Expense Charge from each premium. The Premium Expense Charge is currently 6.25% of each premium payment in Policy Years 1-10 and 3.75% of each premium after the tenth Policy Year. The amount remaining after we have deducted the Premium Expense Charge is called the Net Premium. The Net Premium is then credited to the Fixed Account and the Sub-Accounts of the Variable Account according to your allocation.


Monthly Deduction

     We deduct the charges described below from the Accumulation Value of the Policy on a monthly basis. The total of these charges is called the Monthly Deduction.

     The Monthly Deduction will be deducted on each Monthly Anniversary from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis depending on their relative Accumulation Values at that time. For purposes of determining these proportions, the Fixed Accumulation Value is reduced by the Loan Amount. Because the cost of insurance portion of the Monthly Deduction can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

     If the Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary and the Death Benefit Guarantee is not in effect, the Policy may lapse. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."

     Cost of Insurance. We will determine the monthly cost of insurance by multiplying the applicable cost of insurance rate or rates by the net amount at risk under the Policy. The net amount at risk under the Policy for a Policy Month is (a) the Death Benefit at the beginning of the Policy Month divided by
1.00327374 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Accumulation Value at the beginning of the Policy Month (reduced by any charges for rider benefits). As a result, the net amount at risk may be affected by changes in the Accumulation Value or in the Death Benefit.

     The Rate Class of any Joint Insured may affect the cost of insurance. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk. In an otherwise identical Policy, any Insured in the standard Rate Class will have a lower cost of insurance than any Insured in a Rate Class with higher mortality risks.

     If there is an increase in the Face Amount and the Rate Class applicable to the increase is different from that for the Initial Face Amount or any prior requested increases in Face Amount, the net amount at risk will be calculated separately for each Rate Class. For purposes of determining the net amount at risk for each Rate Class, the Accumulation Value will first be assumed to be part of the Initial Face Amount. If the Accumulation Value is greater than the Initial Face Amount, it will then be assumed to be part of each increase in order, starting with the first increase.

     Cost of insurance rates will be based on the sex, Issue age, Policy Year and Rate Class(es) of each Joint Insured. The actual monthly cost of insurance rates will reflect our expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates shown in the Policy, which are based on the Commissioner's 1980 Standard Ordinary Mortality Tables for Smokers or Nonsmokers, respectively.

     Monthly Administrative Charge. Each month we deduct an administrative charge of $7.50 which is guaranteed not to exceed the product of $5.00 and the ratio (not to exceed 2.00 of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985.

     Monthly Mortality and Expense Risk Charge. Each month during the first 10 Policy Years we will deduct a charge which is anticipated to be at an annual rate of .90% of the Variable Accumulation Value of the Policy. Each month thereafter, it is currently anticipated that we will deduct this charge at an annual rate of .25% of the Variable Accumulation Value. The Monthly Mortality and Expense Risk Charge is guaranteed not to exceed 1.20% of the Variable Accumulation Value of the Policy during the first 10 Policy Years, and .55% of the Accumulation Value of the Policy per Policy Year thereafter.

     Monthly Amount Charge. Each month during the first 20 Policy Years (and for 20 Policy Years following any requested increase in Face Amount) we deduct a monthly charge per $1,000 of Face Amount. The amount of this charge varies by average age of the Joint Insureds on the Policy Date (or on the effective date of any requested increase in Face Amount, as appropriate). See Appendix D.

     Optional Insurance Benefit Charges. Each month we deduct charges for any optional insurance benefits added to the Policy by rider. See "General Provisions -- Optional Insurance Benefits."


Surrender Charge

     General. During the first 15 Policy Years and during the first 15 years following any requested increase in Face Amount, we make a Surrender Charge if you surrender the Policy or the Policy lapses. The Surrender Charge will not be affected by any decrease in Face Amount or by any change in Face Amount resulting from a change in the Death Benefit Option.

     The Surrender Charge imposed upon early surrender or lapse will be significant. For example, if you make premium payments no greater than the Minimum Monthly payments specified in your Policy, you can expect that during at least the early Policy Years, all or substantially all of your premium payments will be required to pay the Surrender Charge and other charges associated with the Policy. As a result, you should purchase a Policy only if you have the financial capability to keep it in force for a substantial period of time.

     Surrender Charge. The maximum Surrender Charge for the Initial Face Amount or any requested increase in Face Amount will be determined on the Policy Date or on the effective date of any requested increase respectively. The maximum Surrender Charge on the Initial Face Amount will be equal to $8.50 per $1,000 of Initial Face Amount. The maximum Surrender Charge on any requested increase in Face Amount will be equal to $8.50 per $1,000 of increase in the Face Amount. This Surrender Charge for the Initial Face Amount remains level equal to the maximum Surrender Charge during the first five Policy Years and then reduces in equal monthly increments until it becomes zero at the end of 15 years. The Surrender Charge for any requested increase in Face Amount follows a similar pattern except that the Surrender Charge is reduced in the first three Policy Years following the effective date of the increase.

     Surrender Charge Calculation. The Surrender Charge for the Initial Face Amount or any requested increase in Face Amount is determined by multiplying
(i) $8.50 by (ii) the Initial Face Amount or the Face Amount of the increase, as applicable, and by (iii) the applicable percentage from the Surrender Charge Percentage Table below, and then dividing this amount by 1000. For example, a $250,000 Face Amount Policy would have a maximum $2,125 Surrender Charge ($8.50 x 250,000 / 1,000 x 100%) the first five years of the Policy, and the Surrender Charge would decline during the next ten years as indicated by the Table below. For the Initial Face Amount, a Surrender Charge is measured from the Issue Date and applies for 15 years from that Date. An increase in Face Amount of $100,000 in year 5 of the Policy would have its own (additional) Surrender Charge of $850 at the end of the first year ($8.50 x 100,000 / 1,000), and vary according to the Table below. The 15 year applicable Surrender Charge for each increase is measured from the date of the increase and applies for 15 years from the Increase Date. In this example, all Surrender Charges would cease to apply after the twentieth Policy Year.


                       Surrender Charge Percentage Table



   If surrender or lapse occurs       Initial Face       Face Amount
 in the last month of Policy Year        Amount           Increases
----------------------------------   --------------   -----------------
  1                                        100%        [To be Supplied]
  2                                        100%
  3                                        100%
  4                                        100%
  5                                        100%
  6                                         90%
  7                                         80%
  8                                         70%
  9                                         60%
 10                                         50%
 11                                         40%
 12                                         30%
 13                                         20%
 14                                         10%
          15 and later                       0%

For requested increases, years are measured from the date of the increase.

The percentages reduce equally for each Policy Month during the years shown. For example, during the eleventh Policy Year, the percentage reduces equally each month from 50% at the end of the tenth Policy Year to 40% at the end of the eleventh Policy Year.

Partial Withdrawal and Transfer Charges

     We currently make no charge for transfers and a $10.00 charge for each partial withdrawal. These charges are guaranteed not to exceed $25.00 per transfer or partial withdrawal for the duration of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of conversion rights.


The investment advisory fees and other Fund expenses after reimbursement

     Because the Variable Account purchases shares of the Funds, the net asset value of the investments of the Variable Account will reflect the investment advisory fees and other expenses incurred by the Funds. Set forth below is information provided by each Fund on its total 1997 annual expenses as a percentage of the Fund's average net assets. For more information concerning these expenses, see the prospectuses for the Funds that are contained in the accompanying book entitled "Select*Product Investment Options."

Expenses



                                                                                                  Total Investment
                                                                      Management       Other        Fund Annual
Fund                                                                     Fees        Expenses         Expenses
------------------------------------------------------------------   ------------   ----------   -----------------
Alger American Growth Portfolio (a) ..............................                           [To Be Provided]
Alger American MidCap Growth Portfolio (a) .......................
Alger American Small Capitalization Portfolio (a) ................
Fidelity's VIP Equity-Income Portfolio (a) (e) ...................
Fidelity's VIP Growth Portfolio (a) (e) ..........................
Fidelity's VIP High Income Portfolio (a) .........................
Fidelity's VIP Money Market Portfolio ............................
Fidelity's VIP Overseas Portfolio (a) (e) ........................
Fidelity's VIP II Asset Manager Portfolio (a) (e) ................
Fidelity's VIP II Contrafund Portfolio (a) (e) ...................
Fidelity's VIP II Index 500 Portfolio (a) (f) ....................
Fidelity's VIP II Investment Grade Bond Portfolio (a) ............
Janus Aggressive Growth Portfolio (a) (b) ........................
Janus Growth Portfolio (a) (b) ...................................
Janus International Growth Portfolio (a) (b) .....................
Janus Worldwide Growth Portfolio (a) (b) .........................
Neuberger&Berman AMT Limited Maturity Bond Portfolio (a) .........
Neuberger&Berman AMT Partners Portfolio (a) ......................
Northstar Growth Portfolio (c) ...................................
Northstar High-Yield Bond Portfolio (c) ..........................
Northstar Income and Growth Portfolio (c) ........................
Northstar International Value Portfolio (c) ......................
Northstar Multi-Sector Bond Portfolio (c) ........................
OCC Equity Portfolio (a) (d) .....................................
OCC Global Equity Portfolio (a) (d) ..............................
OCC Managed Portfolio (a) (d) ....................................
OCC Small Cap Portfolio (a) (d) ..................................
Putnam VT Asia Pacific Growth Fund ...............................
Putnam VT Diversified Income Fund ................................
Putnam VT Growth and Income Fund .................................
Putnam VT New Opportunities Fund .................................
Putnam VT Utilities Growth and Income Fund .......................
Putnam VT Voyager Fund ...........................................

(a) The Company or its affiliates may receive compensation from an affiliate or affiliates of certain of the Funds based upon an annual percentage of the average net assets held in that Fund by the Company and by certain of the Company's insurance company affiliates. These amounts are intended to compensate the Company or the Company's affiliates for administrative, record keeping, and in some cases distribution, and other services provided by the Company and its affiliates to Funds and/or the Funds' affiliates. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders.

(b) The fees and expenses in the table above are based on gross expenses before expense offset arrangements for the fiscal year ended December 31, 1997. The information for each Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Aggressive Growth, Growth, International Growth, and

    Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total
    Operating Expenses would have been:    %,    %, and    % for Janus
    Aggressive Growth Portfolio;    %,    %, and    % for Janus Growth
    Portfolio;    %,    %, and    % for Janus International Growth Portfolio;
    and    %,    %, and    % for Janus Worldwide Growth Portfolio. Janus Capital
    may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees of Janus Aspen Series.

(c) The investment adviser to the Northstar Variable Trust has agreed to reimburse the five Northstar Portfolios for any expenses in excess of 0.80% of each Fund's average daily net assets. In the absence of the investment adviser's expense reimbursements, the actual expenses that would have been paid by each Portfolio during its fiscal year ended
    December 31, 1997 would have been:    % for the Northstar Variable Trust
    Growth Portfolio;    % for the Northstar Variable Trust High-Yield Bond
    Portfolio;    % for Northstar Variable Trust Income and Growth Portfolio;
    and    % for the Northstar Variable Trust Multi-Sector Bond Portfolio. The
    Northstar Variable Trust International Value Portfolio commenced operations on August 8, 1997. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.

(d) The annual expenses of OCC Accumulation Trust Portfolio (the "Portfolios") as of December 31, 1997 are shown gross of certain expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Effective May 1, 1996, the expenses of the Portfolios were contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.25% of their respective average daily net assets. Furthermore, through December 31, 1997, the annualized operating expenses of the Equity, Managed, and Small Cap Portfolios were voluntarily limited by OpCap Advisors so that annualized operating expenses (net of any expense offsets) of these Portfolios do not exceed 1.00% of their respective average daily net assets. Without such contractual and voluntary expense limitations and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Investment Fund Expenses incurred for the fiscal year ended December 31, 1997 would have been:
       %,    % and    % respectively, for the Equity Portfolio;    %,    %,
    and    % respectively, for the Global Equity Portfolio;    %,    % and
       % respectively, for the Managed Portfolio; and    %,    % and    %
    respectively, for the Small Cap Portfolio. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursements.

(e) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on invested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses
    presented in the table would have been:    % for Fidelity's VIP
    Equity-Income Portfolio;    % for Fidelity's VIP Growth Portfolio;    %
    for Fidelity's VIP Overseas Portfolio;    % for Fidelity's VIP II Asset
    Manager Portfolio; and    % for Fidelity's VIP II Contrafund Portfolio.

(f) FMR agreed to reimburse a portion of Fidelity's VIP II Index 500 Portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been
       %,    %, and    % respectively. Expense reimbursements are voluntary.
    There is no assurance of ongoing reimbursement.

Reduction of Charges

     Any of the charges under the Policy, as well as the Minimum Face Amount set forth in this Prospectus, may be reduced because of special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group sales to our Policy holders or those of affiliated insurance companies, or sales to employees or clients of members of our affiliated group of insurance companies. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected Policy owners and owners of all other policies funded by the Variable Account.

Policy Lapse and Reinstatement

     Lapse. Unlike traditional life insurance policies, the failure to make a Planned Periodic Payment will not by itself cause the Policy to lapse. If the Death Benefit Guarantee is not in effect, the Policy will lapse if, as of any Monthly Anniversary, the Cash Surrender Value is less than the Monthly Deduction due, and a grace period of 61 days expires without a sufficient payment. A sufficient premium is any premium payment such that the Net Premium is larger than the sum of 1 + 2 where 1 is the amount by which the Accumulation Value is less than the Surrender Charge as of the beginning of the grace period and 2 is the sum of past due Monthly Deductions.

     During the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that premium payments sufficient to maintain the Death Benefit Guarantee will be required to avoid lapse. See "Death Benefit Guarantee."

     The Policy does not lapse, and the insurance coverage continues, until the expiration of a 61-day grace period which begins on the date we send you written notice indicating that the Cash Surrender Value is less than the Monthly Deduction due. Our written notice to you will indicate the amount of the payment required to avoid lapse. Failure to make a sufficient payment within the grace period will result in lapse of the Policy without value.

     If the Surviving Joint Insured dies during the grace period, the proceeds payable will equal the amount of the Death Benefit on the Valuation Date on or next following the date of the Surviving Joint Insured's death, reduced by any Loan Amount and any unpaid Monthly Deductions.

     If the Death Benefit Guarantee is in effect, we will not lapse the Policy. See "Death Benefit Guarantee."

     Reinstatement. Reinstatement means putting a lapsed Policy back in force. You may reinstate a lapsed Policy by written request any time within five years after it has lapsed if it has not been surrendered for its Cash Surrender Value.

     To reinstate the Policy and any riders, you must submit evidence of insurability satisfactory to us that each Joint Insured is still insurable, or if the Policy lapsed after the first death of the Joint Insured, then evidence of insurability for the Surviving Joint Insured. You must pay a premium large enough such that the Net Premium is as large as the sum of the Surrender Charge after reinstatement, plus the Monthly Deductions for the date of reinstatement and the following Monthly Anniversary.

     The Death Benefit Guarantee cannot be reinstated. See "Death Benefit Guarantee."


Surrender Benefits

     Subject to certain limitations, you may make a total surrender of the Policy or a partial withdrawal of the Policy's Cash Surrender Value by sending us a written request. The amount available for a total surrender or partial withdrawal will be determined at the end of the Valuation Period during which your written request is received. Any amounts payable from the Variable Account upon total surrender or partial withdrawal will generally be paid within seven days of receipt of your written request. Postponement of payments may, however, occur in certain circumstances. See "General Provisions -- Postponement of Payments."


Total Surrender

     By making a written request, you may surrender the Policy at any time for its Cash Surrender Value. The Cash Surrender Value is the Accumulation Value of the Policy reduced by any Surrender Charge, Loan Amount and unpaid Monthly Deductions. If the Cash Surrender Value at the time of a surrender exceeds $25,000, the written request must include a Signature Guarantee. An illustration of Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected ages and Face Amounts is shown in Appendix C.


Partial Withdrawal

     After the first Policy Year, you may also withdraw part of the Policy's Cash Surrender Value by sending us a written request. If the amount being withdrawn exceeds $25,000, the written request must include a Signature

Guarantee. Only one partial withdrawal is allowed in any Policy Year. We currently make a $10.00 charge for each partial withdrawal. This charge is guaranteed not to exceed $25.00 for each partial withdrawal. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." The amount of any partial withdrawal must be at least $500 and, during the first 15 Policy Years, may not be more than 20% of the Cash Surrender Value on the date we receive your written request.

     Unless you specify a different allocation, we make partial withdrawals from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis based upon the Accumulation Value. These proportions will be determined at the end of the Valuation Period during which your written request is received. For purposes of determining these proportions, any outstanding Loan Amount is first subtracted from the Fixed Accumulation Value.

     Effect of Partial Withdrawals. The Accumulation Value will be reduced by the amount of any partial withdrawal. The Death Benefit will also be reduced by the amount of the withdrawal, or, if the Death Benefit is based on the corridor percentage of Accumulation Value (see "Death Benefit -- Death Benefit Options"), by an amount equal to the corridor percentage times the amount of the partial withdrawal.

     If the Level Amount Option is in effect, the Face Amount will be reduced by the amount of the partial withdrawal. When increases in the Face Amount have occurred previously, we reduce the current Face Amount by the amount of the partial withdrawal in the following order:

     (a) The Face Amount provided by the most recent increase;

     (b) The next most recent increases successively; and

     (c) The Face Amount when the Policy was issued.

     Thus, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the Policy. See "Death Benefit -- Requested Changes in Face Amount", "Deductions and Charges -- Monthly Deduction" and "Death Benefit -- Insurance Protection."

     We do not allow a partial withdrawal if the Face Amount after a partial withdrawal would be less than the Minimum Face Amount.

     If the Variable Amount Option is in effect, a partial withdrawal does not affect the Face Amount.

     A partial withdrawal may also cause the termination of the Death Benefit Guarantee because the amount of the partial withdrawal is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

     Like partial withdrawals, Policy loans are a means of withdrawing funds from the Policy. See "Policy Loans." A partial withdrawal or a Policy loan may have tax consequences depending on the circumstances of such withdrawal or loan. See "Federal Tax Matters -- Policy Proceeds."


Transfers

     You may transfer all or part of the Variable Accumulation Value between the Sub-Accounts or to the Fixed Account subject to any conditions the Funds whose shares are involved may impose. Transfer requests must be in writing. Telephone/fax transfers are available when you complete a telephone/fax form. See "Telephone/Fax Instructions." You may also direct us to automatically make periodic transfers under the Dollar Cost Averaging or Portfolio Rebalancing services as described below.

     To transfer all or part of the Variable Accumulation Value from a Sub-Account, Accumulation Units are redeemed and their values are reinvested in other Sub-Accounts, or the Fixed Account, as directed in your request. We will effect transfers, and determine all values in connection with transfers, at the end of the Valuation Period during which we receive your request, except as otherwise specified for the Dollar Cost Averaging or Portfolio Rebalancing services. With respect to future Net Premium payments, however, your current premium allocation will remain in effect unless (i) you have requested the Portfolio Rebalancing service, or (ii) you are transferring all of the Variable Accumulation Value from the Variable Account to the Fixed Account in exercise of conversion rights. See "Free Look and Conversion Rights -- Conversion Rights."

     Transfers from the Fixed Account to the Variable Account are subject to the following additional restrictions: (i) your transfer request must be postmarked no more than 30 days before or after the Policy Anniversary in any year, and only one transfer is permitted during this period, (ii) the Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount, (iii) no more than 50% of the Fixed Accumulation Value, less any Loan Amount, may be transferred unless the balance, after the transfer, would be less than $1,000, in which event the full Fixed Accumulation Value, less any Loan Amount, may be transferred, and (iv) you must transfer at least the lesser of $500 or the total Fixed Accumulation Value, less any Loan Amount. See Appendix A. Some of these restrictions may be waived for transfers due to the Portfolio Rebalancing service.

     Telephone/Fax Instructions. You are allowed to enter certain types of instructions either by telephone or by fax if you complete a telephone/fax instruction authorization form. If you complete the form, you can enter the following types of instructions by telephone or fax: transfers between Sub-Accounts, changes of allocations among fund options, and change of Sub-Account for variable annuitization payouts. If the Owner completes the telephone/fax form, the Owner agrees that we will not be liable for any loss, liability, cost or expense when we act in accordance with the telephone/fax transfer instructions that are received and, if by telephone, are recorded on voice recording equipment. If a telephone/fax transfer request is later determined not to have been made by the Owner or was made without the Owner's authorization, and loss results from such unauthorized transfer, the Owner bears the risk of this loss. Any requests via fax are considered telephone requests and are bound by the conditions in the telephone/fax transfer authorization form you sign. Any fax request should include your name, daytime telephone number, Policy number and, in the case of transfers, the names of the Sub-Accounts from which and to which money will be transferred and the allocation percentage. The Company will employ reasonable procedures to confirm that instructions communicated by telephone/fax are genuine. In the event the Company does not employ such procedures, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone/fax instructions, providing written confirmation of such instructions, and/or tape recording telephone instructions.

     Dollar Cost Averaging Service. You may request this service if your Accumulation Value, less any Loan Amount, is at least $5,000. If you request this service, you direct us to automatically make specific periodic transfers of a fixed dollar amount from any of the Sub-Accounts to one or more of the Sub-Accounts or to the Fixed Account. No transfers from the Fixed Account are permitted under this service. Transfers of this type may be made on a monthly, quarterly, semi-annual, or annual basis. This service is intended to allow you to use "Dollar Cost Averaging", a long term investment method which provides for regular investments over time. We make no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Dollar Cost Averaging service you may obtain a separate application form and full information concerning this service and its restrictions from us.

     If you are using the Dollar Cost Averaging service, this service will be discontinued immediately (i) on receipt of any request to begin a Portfolio Rebalancing service, (ii) if the Policy is in the grace period on any date when Dollar Cost Averaging transfers are scheduled, or (iii) if the specified transfer amount from any Sub-Account is more than the Accumulation Value in that Sub-Account.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation would not affect any Dollar Cost Averaging service requests already commenced.

     Portfolio Rebalancing Service. You may request this service if your Accumulation Value, less any Loan Amount, is at least $10,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation of Accumulation Value, less any Loan Amount, among the Sub-Accounts of the Variable Account and the Fixed Account; your allocation of future Net Premium payments will also be changed to be equal to this specified percentage allocation. Transfers made under this service may be made on a quarterly, semi-annual, or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives.

     The Accumulation Value in each Sub-Account of the Variable Account and the Fixed Account will grow or decline at different rates over time. Portfolio Rebalancing will periodically transfer Accumulation Values from those accounts that have increased in value to those accounts that have increased at a slower rate or declined in value. If all accounts decline in value, it will transfer Accumulation Values from those that have decreased less in value to those that have decreased more in value. We make no guarantees that Portfolio Rebalancing will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Portfolio Rebalancing service you may obtain a separate application form and full information concerning this service and its restrictions from us.

     If you are using the Portfolio Rebalancing service, this service will be discontinued immediately (i) on receipt of any request to change the allocation of premiums to the Fixed Account and Sub-Account of the Variable Account, (ii) on receipt of any request to begin a Dollar Cost Averaging service, (iii) upon receipt of any request to transfer Accumulation Value among the Fixed Account or Sub-Accounts, or (iv) if the Policy is in the grace period or the Accumulation Value, less any Loan Amount, is less than $7,500 on any Valuation Date when Portfolio Rebalancing transfers are scheduled.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation could affect Portfolio Rebalancing services currently in effect, but only after 30 days notice to affected Policy owners.

     Transfer Limits. We do not make a charge for the first twelve transfers in a Policy Year, although we reserve the right to make a charge for each transfer in excess of the first twelve transfers in a Policy Year. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction. Transfers made due to the Dollar Cost Averaging or Portfolio Rebalancing services do not currently count toward the limit on number of transfers. We reserve the right to limit the number of transfers per year to twelve.

     Transfer Charges. While there is currently no charge imposed on the first twelve transfers in a Policy Year, we reserve the right to make a charge not to exceed $25.00 per transfer in excess of the first twelve transfers in a Policy Year for the duration of the Policy. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." In no event, however, will any charge be imposed in connection with the exercise of a conversion right or transfers occurring as the result of Policy Loans. All transfers are also subject to any charges and conditions imposed by the Fund whose shares are involved. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction.


Policy Loans

     General. As long as the Policy remains in effect, you may borrow money from us at any time after the first Policy Year using the Policy as security for the loan. You may not borrow at any time more than the Loan Value of the Policy, which is equal to 100% of the Cash Value less the existing Loan Amount. Each Policy loan must be at least $500.

     Loan requests may be made in writing or by telephoning us on any Valuation Date. Any loan request in excess of $25,000 will require a Signature Guarantee and telephone loan requests cannot exceed $10,000. No election form is currently required to make telephone loan requests. We will employ reasonable procedures to confirm that loan requests made by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmations of such instructions and/or tape recording telephone instructions.

     Policy loans have priority over the claims of any subsequent assignee or other person. A Policy loan may be repaid in whole or in part at any time while any Joint Insured is alive.

     The loan proceeds will normally be paid to you within seven days after we receive your request. Payment of loan proceeds to you may be postponed under certain circumstances. See "General Provisions -- Postponement of Payments."

     Payments made by you generally will be treated as premium payments, rather than Policy loan repayments, unless you indicate that the payment should be treated otherwise or unless we decide, at our discretion, to apply the payment as a Policy loan repayment. As a result, unless you indicate that a payment is a loan repayment, all payments you make to the Policy will generally be subject to the Premium Expense Charge. See "Deductions and Charges -- Premium Expense Charge."

     The total of your outstanding Policy loans including unpaid interest due thereon is called the "Loan Amount."

     Immediate Effect of Policy Loans. When we make a Policy loan, an amount equal to the Policy loan (which includes interest payable in advance) will be segregated within the Accumulation Value of your Policy and held in the Fixed Account as security for the loan. As described below, you will pay interest to us on the Policy loan, but we will also credit interest to you on the amount held in the Fixed Account as security for the loan. The amount segregated in the Fixed Account as security for the Policy loan will be included as part of the Fixed Accumulation Value under the Policy, but will (as described below) be credited with interest on a basis different from other amounts in the Fixed Account.

     Unless you specify differently, amounts held as security for the Policy loan will come proportionately from the Fixed Accumulation Value and the Variable Accumulation Value (with the proportions being determined as described below). Assets equal to the portion of the Policy loan coming from the Variable Accumulation Value will be transferred from the Sub-Accounts of the Variable Account to the Fixed Account, THEREBY REDUCING THE ACCUMULATION VALUE HELD IN THE SUB-ACCOUNTS. These transfers are not treated as transfers for the purposes of the transfer charge or the limit on the number of transfers.

     Effect on Investment Performance. Amounts coming from the Variable Account as security for Policy loans will no longer participate in the investment performance of the Variable Account. All amounts held in the Fixed Account as security for Policy loans (that is, the Loan Amount) will only be credited with interest at an effective annual rate equal to 4.00%. NO ADDITIONAL INTEREST WILL BE CREDITED TO THESE AMOUNTS. On the Policy Anniversary, any interest credited on these amounts will be credited to the Fixed Account and the Variable Account according to the premium allocation then in effect. See "Payment and Allocation of Premiums -- Allocation of Premiums."

     Although Policy loans may be repaid in whole or in part at any time, Policy loans will permanently affect the Policy's potential Accumulation Value. As a result, to the extent that the Death Benefit depends upon the Accumulation Value (see "Death Benefit -- Death Benefit Options"), Policy loans will also affect the Death Benefit under the Policy. This effect could be favorable or unfavorable depending on whether the investment performance of the assets allocated to the Sub-Account(s) is less than or greater than the interest being credited on the assets transferred to the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under the Policy will be lower when such interest credited is less than the investment performance of assets held in the Sub-Account(s).

     Effect on Policy Coverage. If, on any Monthly Anniversary, the Loan Amount is greater than the Accumulation Value, less the then applicable Surrender Charge, we will notify you. If we do not receive sufficient payment within 61 days from the date we send notice to you, the Policy will lapse and terminate without value. Our written notice to you will indicate the amount of the payment required to avoid lapse. The Policy may, however, later be reinstated. See "Policy Lapse and Reinstatement."

     A Policy loan may also cause termination of the Death Benefit Guarantee, because the Loan Amount is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee. See "Death Benefit Guarantee."

     Proceeds payable upon the death of the Surviving Joint Insured will be reduced by any Loan Amount.

     Interest. The interest rate charged on Policy loans will be an annual rate of 5.66%, payable in advance. After the tenth Policy Year, we will charge interest at an annual rate of 3.85%, payable in advance, on that portion of your Loan Amount that is not in excess of (a) the Accumulation Value, less (b) the total of all premiums paid and all partial withdrawals. This portion of your loan amount is called a preferred loan. Any excess of this amount will be charged interest at the annual rate of 5.66%.

     Interest is payable in advance (for the rest of the Policy Year) at the time any Policy loan is made and at the beginning of each Policy Year thereafter (for that entire Policy Year). If interest is not paid when due, it will be deducted from the Cash Surrender Value as an additional Policy loan (see "Immediate Effect of Policy Loans" above) and will be added to the existing Loan Amount.

     Because we charge interest in advance, any interest that we have not earned will be refunded to you upon lapse or surrender of the Policy or repayment of the Policy Loan.

     Repayment of Loan Amount. The Loan Amount may be repaid any time while any Joint Insured is living. If not repaid, the Loan Amount will be deducted by us from any amount payable under the Policy. As described above, unless you provide us with notice to the contrary, any payments on the Policy will generally be treated as premium payments, which are subject to the Premium Expense Charge, rather than repayments on the Loan Amount. Any repayments on the Loan Amount will result in amounts being reallocated from the Fixed Account and to the Sub-Accounts of the Variable Account according to your current premium allocation.

     Tax Considerations. A Policy loan may have tax consequences depending on the circumstances of the loan. See "Federal Tax Matters -- Policy Proceeds."


Free Look and Conversion Rights

Free Look Rights

     The Policy provides for an initial free look period during which you have a right to return the Policy for cancellation and receive a refund of all premiums paid. You must return the Policy to us or your agent and ask us to cancel the Policy by midnight of the 10th day after receiving it.


Conversion Rights

     During the first two Policy Years and the first two years following a requested increase in Face Amount, we provide you with an option to convert the Policy or any requested increase in Face Amount to a life insurance policy under which the benefits do not vary with the investment experience of the Variable Account. This option is made available by permitting you to transfer all or a part of your Variable Accumulation Value to the Fixed Account.

     General Option. You may exercise your conversion right by transferring all or any part of your Variable Accumulation Value to the Fixed Account. If, at any time during the first two Policy Years or the first two years following a requested increase in Face Amount, you request transfer from the Variable Account to the Fixed Account and indicate that you are making the transfer in exercise of your conversion right, the transfer will not be subject to the transfer charge and will not count against the limit on the number of transfers. At the time of such transfer, there is no effect on the Policy's Death Benefit, Face Amount, net amount at risk, Rate Class(es) or issue age -- only the method of funding the Accumulation Value under the Policy will be affected. See "Death Benefit", "Accumulation Value" and Appendix A, "The Fixed Account."

     If you transfer all of the Variable Accumulation Value from the Variable Account to the Fixed Account and indicate that you are making this transfer in exercise of your Conversion Right, we will automatically credit all future premium payments on the Policy to the Fixed Account unless you request a different allocation.


Investments of the Variable Account

     There are currently 33 investment alternatives available under the Variable Account. Alger Management is the investment manager for the three Alger American Fund Portfolios and is responsible for the overall administration of the Fund, subject to the supervision of the Board of Trustees. Fidelity Management & Research Company is the investment adviser for the five portfolios of the VIP Fund and the four portfolios of the VIP II Fund. Each of the four portfolios of Janus Aspen Series has an investment advisory agreement with Janus Capital. Neuberger&Berman Management, with the assistance of Neuberger&Berman, LLC as sub-adviser, is the investment manager of AMT Limited Maturity Bond Investments and AMT Partners Investments. Northstar Investment Management Corporation, an affiliate of the Company, is the investment adviser of the five Northstar Portfolios. Certain of the Northstar Portfolios are sub-advised by third-party investment advisers. OpCap Advisors is the investment manager for each of the four OCC Accumulation Trust Portfolios and is a subsidiary of Oppenheimer Capital, a registered investment adviser. Putnam Investment Management is the investment adviser for the six funds of Putnam Variable Trust.

     We reserve the right to establish additional Sub-Accounts of the Variable Account, each of which could invest in a new Fund with a specified investment objective. The Variable Account currently consists of 33 investment options; you would only be permitted, however, to participate in a maximum of seventeen investment options over the lifetime of your Policy. You do not have to choose your investment options in advance, but upon participation in the seventeenth Fund since the issue of the Policy, you would only be able to transfer within the seventeen Funds already utilized and which are still available.

     The Company has entered into service agreements with the managers or distributors of certain of the Funds pursuant to which the Company or its affiliates may receive from affiliates of the Funds compensation for providing administrative, recordkeeping, distribution, and other services to the Funds or their affiliates. Such compensation is paid based upon assets invested in the particular Funds, or based upon aggregated net asset goals. Currently, the Company has service arrangements with Alger, Fidelity, Janus, Neuberger&Berman, and OCC.

     The Funds currently offered are described below. A brief summary of investment objectives is contained in the description of each Fund. In addition, you should read the prospectuses of the Funds, which are contained in the accompanying "Select*Product Investment Options" book, for more detailed information and particularly, a more thorough explanation of investment objectives of the Funds. There is no assurance that any Fund will achieve its investment objectives. There is a possibility that one Fund might become liable for any misstatement, inaccuracy or incomplete disclosure in another Fund's prospectus.

     The Fund shares may be available to fund benefits under both variable annuity and variable life contracts and policies. This could, in the future, result in an irreconcilable conflict between the interests of the holders of the different types of variable contracts. The Funds have advised us that they will monitor for such conflicts and will promptly provide us with information regarding any such conflicts should they arise or become imminent and we will promptly advise the Funds if we become aware of any such conflicts. If any such material irreconcilable conflict arises we will arrange to eliminate and remedy such conflict up to and including establishing a new management investment company and segregating the assets underlying the variable policies and contracts at no cost to the holders of the policies and contracts. For a brief explanation of the conflicts that may be involved in such situations, refer to the Fund Prospectuses.

     The Funds described below distribute dividends and capital gains. However, distributions are automatically reinvested in additional Fund shares, at net asset value. The Sub-Account receives the distributions which are then reflected in the Unit Value of that Sub-Account. See "Accumulation Value."

Fund Descriptions



INVESTMENT FUNDS                                   INVESTMENT OBJECTIVE
-------------------------------------------------- ------------------------------------------------------
The Alger American Fund:
   Alger American Growth Portfolio                 Long-Term Capital Appreciation
   Alger American MidCap Growth Portfolio          Long-Term Capital Appreciation
   Alger American Small Capitalization Portfolio   Long-Term Capital Appreciation

Fidelity's Variable Insurance Products Fund:
   VIP Equity-Income Portfolio                     Reasonable Income; Capital Appreciation
   VIP Growth Portfolio                            Capital Appreciation
   VIP High Income Portfolio                       High Current Income
   VIP Money Market Portfolio                      Income while Maintaining Stable $1.00 Share Price
   VIP Overseas Portfolio                          Long-Term Capital Growth

Fidelity's Variable Insurance Products Fund II:
   VIP II Asset Manager Portfolio                  High Total Return with Reduced Risk Over the
                                                   Long-Term
   VIP II Contrafund Portfolio                     Capital Appreciation
   VIP Index 500 Portfolio                         Total Return that Corresponds to that of the Standard
                                                   & Poor's 500 Index
   VIP II Investment Grade Bond Portfolio          High Current Income

Janus Aspen Series:
   Aggressive Growth Portfolio                     Long-Term Capital Growth
   Growth Portfolio                                Long-Term Capital Growth
   International Growth Portfolio                  Long-Term Capital Growth
   Worldwide Growth Portfolio                      Long-Term Capital Growth

Neuberger&Berman Advisers Management Trust
("AMT"):
   Limited Maturity Bond Portfolio                 Highest Current Income Consistent with Low Risk to
                                                   Principal and Liquidity, and secondarily, total
                                                   return
   Partners Portfolio                              Capital Growth

Northstar Variable Trust (Northstar):
   Northstar Growth Portfolio                      Long-Term Capital Growth
   Northstar High Yield Bond Portfolio             High Current Yield and Capital Appreciation
   Northstar Income and Growth Portfolio           Consistent Level of Income; Capital Appreciation
   Northstar International Value Portfolio         Capital Appreciation
   Northstar Multi-Sector Bond Portfolio           Current Income; Capital Preservation

OCC Accumulation Trust:
   Equity Portfolio                                Long-Term Capital Appreciation
   Global Equity Portfolio                         Long-Term Capital Appreciation
   Managed Portfolio                               Capital Growth
   Small Cap Portfolio                             Capital Appreciation

Putnam Variable Trust:
   Putnam VT Asia Pacific Growth Fund              Capital Appreciation
   Putnam VT Diversified Income Fund               Capital Growth; Current Income
   Putnam VT Growth and Income Fund                Capital Growth; Current Income
   Putnam VT New Opportunities Fund                Capital Appreciation
   Putnam VT Utilities Growth and Income Fund      Capital Growth; Current Income
   Putnam VT Voyager Fund                          Capital Appreciation

Addition, Deletion, or Substitution of Investments

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Variable Account or that the Variable Account may purchase. We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another open-end, registered investment company. We will not substitute any shares attributable to your interest in a Sub-Account of the Variable Account without notice and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing contained herein shall prevent the Variable Account from purchasing other securities of other Funds or classes of policies, or from permitting a conversion between Funds or classes of policies on the basis of requests made by Policy owners.

     We also reserve the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in a new Fund, or in shares of another investment company, with a specified investment objective. New Sub-Accounts may be established when, in our sole discretion, marketing needs or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policy owners on a basis to be determined by us. We may also eliminate one or more Sub-Accounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

     In the event of any such substitution, deletion, or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution, deletion, or change. If all or a portion of your investments are allocated to any of the current funds that are being substituted for or deleted on the date that such action is announced, you may transfer the portion of the Accumulation Value affected without payment of a transfer charge to available Sub-Accounts. If deemed by us to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with our other separate accounts.


Voting Rights

     You have the right to instruct us how to vote the Fund shares attributable to the Policy at regular meetings and special meetings of the Funds. We will vote the Fund shares held in Sub-Accounts according to the instructions received, as long as:

   o The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940; and

   o The assets of the Variable Account are invested in Fund shares.

     If we determine that, because of applicable law or regulation, we do not have to vote according to the voting instructions received, we will vote the Fund shares at our discretion.

     All persons entitled to voting rights and the number of votes they may cast are determined as of a record date, selected by us, not more than 90 days before the meeting of the Fund. All Fund proxy materials and appropriate forms used to give voting instructions will be sent to persons having voting interests.

     Any Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Policy owners, will be voted by us in proportion to the instructions received from all Policy owners having a voting interest in the Fund. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund, and will be voted in the same manner as are the respective account's votes.

     Owning the Policy does not give you the right to vote at meetings of our stockholders.

     Disregard of Voting Instructions. We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of any Fund or to approve or disapprove an investment advisory contract for any Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of any Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determine that the change would have an adverse effect on the Variable Account in that the proposed investment policy for a Fund may result in speculative or unsound investments. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to owners.


General Provisions

Benefits After Age 100

     If either of the Joint Insureds is living after age 100 of the younger Joint Insured and the Policy is in force, the Death Benefit will be the Accumulation Value.


Ownership

     While the Surviving Joint Insured is alive, subject to the Policy's provisions you may:

     o Change the amount and frequency of premium payments.

     o Change the allocation of premiums.

     o Make transfers between accounts.

     o Surrender the Policy for cash.

     o Make a partial withdrawal for cash.

     o Receive a cash loan.

     o Assign the Policy as collateral.

     o Change the beneficiary.

     o Transfer ownership of the Policy.

     o Enjoy any other rights the Policy allows.

     While both Joint Insureds are alive, subject to this Policy's provisions, you may:

     o Change the Death Benefit Option.

     o Change the Face Amount.


Proceeds

     At the Surviving Joint Insured's death, the proceeds payable include the Death Benefit then in force:

     o Plus any additional amounts provided by rider on the life of the Surviving Joint Insured;

     o Plus any Policy loan interest that we have collected but not earned;

     o Minus any Loan Amount; and

     o Minus any unpaid Monthly Deductions.


Beneficiary

     You may name one or more beneficiaries on the application when you apply for the Policy. You may later change beneficiaries by written request. If no beneficiary is surviving when the Surviving Joint Insured dies, the Death Benefit will be paid to you, if surviving, or otherwise to your estate.


Postponement of Payments

     Payments from the Variable Account for Death Benefits, cash surrender, partial withdrawal, or loans will generally be made within seven days after we receive all the documents required for the payments.

     We may, however, delay making a payment when we are not able to determine the Variable Accumulation Value because (i) the New York Stock Exchange is closed, other than customary weekend or holiday closings, or trading on the New York Stock Exchange is restricted by the SEC, (ii) the SEC by order permits postponement for the protection of Policyholders, or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets. Transfers and allocation to and against any Sub-Account of the Variable Account may also be postponed under these circumstances.

     Any of the payments described above which are made from the Fixed Account may be delayed up to six months from the date we receive the documents required. We will pay interest at an effective annual rate of not less than 3.50% from the date of the request to the date of payment if we delay payment more than 10 days.


Settlement Options

     Settlement Options are ways you can choose to have the Policy's proceeds paid. These options apply to proceeds paid:

     o At the Surviving Joint Insured's death.

     o On total surrender of the Policy.

     The proceeds are paid to one or more payees. The proceeds may be paid in a lump sum or may be applied to one of the following Settlement Options. Proceeds will be paid in one sum unless one or more Options are requested. A combination of options may be used. At least $2,500 must be applied to any option for each payee under that option. Under an installment Option, each payment must be at least $25.00. We may adjust the interval between payments to make each payment at least $25.00.

     Proceeds applied to any Option no longer earn interest at the rate applied to the Fixed Account or participate in the investment performance of the Funds.


   Option 1Proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval.

   Option 2Proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid.

   Option 3Proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid.

   Option 4The proceeds provide an annuity payment with a specified number of months "certain." The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee.

   Option 5The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

   Option 6The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. We do not apply this Option if a similar option would be more favorable to the payee at that time.

     Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors. The interest rate will never be less than an effective annual rate of 3.50%.

     In determining amounts to be paid under Options 3 and 4, we assume interest at an effective annual rate of 3.50%. Also, for Option 3 and "certain" periods under Option 4, we credit any excess interest we may declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors.


Incontestability

     After the Policy has been in force during both Joint Insured's lifetime for two years from the Policy's Issue Date, we cannot claim the Policy is void or refuse to pay any proceeds unless the Policy has lapsed.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year contestable period measured from the date of the increase.

     If the Policy is reinstated, the contestable period is measured from the date of reinstatement with respect to statements made on the application for reinstatement.


Misstatement of Age And Sex

     If any Joint Insured's age or sex or both are misstated, the Death Benefit will be the amount that the most recent cost of insurance would purchase using the current cost of insurance rate for the correct age and sex.


Suicide

     If any Joint Insured commits suicide within two years of the Policy's Issue Date, we do not pay the Death Benefit. Instead, we refund all premiums paid for the Policy and any attached riders, minus any Loan Amounts and partial withdrawals.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year suicide limitation for the proceeds associated with that increase. If any Joint Insured commits suicide within two years of the effective date of the increase, we pay the Death Benefit prior to the increase and refund the cost of insurance for that increase.


Termination

     The Policy terminates when any of the following occurs:

   o The Policy lapses. See "Policy Lapse and Reinstatement."

   o The Surviving Joint Insured dies.

   o The Policy is surrendered for its Cash Surrender Value.

   o The Policy is amended according to the amendment provision described below and you do not accept the amendment.


Amendment

     We reserve the right to amend the Policy in order to include any future changes relating to the following:

   o Any SEC rulings and regulations.

   o The Policy's qualification for treatment as a life insurance policy under the following:

     The Code.

     Internal Revenue Service rulings and regulations.

     Any requirements imposed by the Internal Revenue Service.


Reports

     Annual Statement. We will send you an Annual Statement once each year free of charge, showing the Face Amount, Death Benefit, Accumulation Value, Cash Surrender Value, Loan Amount, premiums paid, Planned Periodic Premiums, interest credits, partial withdrawals, transfers, and charges since the last statement.

     Additional statements are available upon request. We may make a charge not to exceed $50.00 for each additional Annual Statement you request.

     Projection Report. Upon request after the first Policy Year, we will provide you a report projecting future results based on the Death Benefit Option you specify, the Planned Periodic Premiums you specify, the Accumulation Value of your Policy at the end of the prior Policy Year and any other assumptions specified by you or us (subject to any SEC limitations). The first request for a Projection Report in any Policy Year will be without charge; thereafter, we may make a charge not to exceed $50.00 for each Projection Report you request.

Dividends

     The Policy does not entitle you to participate in our surplus. We do not pay you dividends under the Policy.

     The Sub-Account receives any dividends paid by the related Fund. Any such dividend is credited to you through the calculation of the Sub-Account's daily Unit Value.


Collateral Assignment

     You may assign the benefits of the Policy as collateral for a debt. This limits your rights to the Cash Surrender Value and the beneficiary's rights to the proceeds. An assignment is not binding on us until we receive written notice.


Optional Insurance Benefits

     The Policy can include additional benefits, in the form of riders to the Policy, if our requirements for issuing such benefits are met. We currently offer the following benefit riders although some riders may not be available in some states.

     Policy Split Option Rider (PSO)Allows the Policy owner to split the Policy into two individual permanent life insurance policies in the event of a divorce of the Joint Insureds, dissolution of a business partnership of the Joint Insureds, or if there is a change in the federal estate tax laws that would eliminate the unlimited marital deduction or reduce by at least 50% the estate taxes payable at death. Evidence of insurability on each Joint Insured may be required to exercise this option. There is no cost for this rider.

     Survivorship Term Rider (STR)Provides a level term insurance benefit payable on the death of the Surviving Joint Insured if death occurs prior to age 100 of the younger Joint Insured. The current cost of insurance rates for the rider are expected to be the same as for the base Policy. The Monthly Amount Charge per $1,000 for the rider is expected to be lower than for the base Policy. In addition, the base Policy's Surrender Charge does not apply to coverage under the rider. However, the Survivorship Term Rider will cause the Death Benefit Guarantee Period of the base Policy to be shortened.

     There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under a term rider. In some other circumstances, it may be in your interest to obtain a Policy without term rider coverage. These circumstances depend on many factors, including the premium levels and amount and duration of coverage you choose, as well as the ages, sexes, and premium classes of the Joint Insureds.

     Four Year Term Rider (FTR)Provides a four year, level term benefit if the Surviving Joint Insured dies during the first four Policy Years.


Federal Tax Matters

Introduction

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

     Any qualified plan contemplating the purchase of a life policy should consult a tax advisor.


Tax Status of the Policy

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, the Company believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis

(i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, the Company may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their policies due to their ability to exercise investment control over these assets. Where this is the case, the Policy owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an owner to allocate premium payments and Policy Accumulation Values, have not been explicitly addressed in published rulings. While the Company believes that the Policies do not give owners investment control over Variable Account assets, the Company reserves the right to modify the Policies as necessary to prevent an owner from being treated as the owner of the Variable Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


Tax Treatment of Policy Benefits

     In General. The Company believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each owner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the owner will not be deemed to be in constructive receipt of the Policy Accumulation Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment) a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. The Company will monitor the Policies, however, and will attempt to notify an owner on a timely basis if it believes that such owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

     Distributions from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

   (1) All distributions, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Accumulation Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

   (2) Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

   (3) A 10 percent additional income tax is imposed on the amount included in income except where distribution or loan is made when the owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary or designated beneficiary.

     Distributions from Policies that are not Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of an owner's investment in the Policy and only after the recovery of all investments in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are not treated as distributions.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a modified Endowment Contract are subject to the 10 percent additional tax.

     Policy Loans. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, an owner should consult a tax advisor as to the tax consequences.

     Multiple Policies. All Modified Endowment Contracts that are issued by the Company (or its affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.


Taxation of ReliaStar Life Insurance Company of New York

     We do not initially expect to incur any income tax burden upon the earnings or the realized capital gains attributable to the Variable Account. Based on this expectation, no charge is being made currently to the Variable Account for Federal income taxes which may be attributable to the Account. If, however, we determine that we may incur such tax burden, we may assess a charge for such burden from the Variable Account.

     We may also incur state and local taxes, in addition to premium taxes, in several states. At present these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account, may be made.


Possible Changes in Taxation

     The President's 1999 Budget Proposal has also recommended legislation in 1998 that, if enacted, would adversely modify the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable contracts. A second proposal would reduce the "investment in the contract" under cash value life insurance and certain annuity contracts, thereby increasing the amount of income for purposes of computing gain. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.


Preparing for Year 2000

     Like all financial services providers, the Company utilizes systems that may be affected by Year 2000 transition issues and it relies on service providers, including the Funds, that also may be affected. The Company has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on the Company. However, as of the date of this prospectus, it is not anticipated that Policy owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. The Company currently anticipates that its systems will be Year 2000 compliant on or about January 1, 1999, but there can be no assurance that the Company will be successful, or that interaction with other service providers will not impair the Company's services at that time.


Other Considerations

     The foregoing discussion is general and is not intended as tax advice. Any person concerned about these tax implications should consult a competent tax adviser. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the IRS. No representation is made as to the likelihood of continuation of these current laws and interpretations. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.


Distribution of the Policies

     We intend to sell the Policies in New York. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.

     The Policies will be distributed by the general distributor, Washington Square Securities, Inc., (WSSI), a Minnesota corporation, which is an affiliate of ours. WSSI is a securities broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers, Inc. It is primarily a mutual funds dealer and has dealer agreements under which it markets shares of more than 50 mutual funds. It also markets limited partnerships and other tax-sheltered or tax-deferred investments, and acts as general distributor (principal underwriter) for variable annuity products issued by us. The Policies may also be sold through other broker-dealers authorized by WSSI and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.

     Registered representatives who sell the Policies will receive commissions based on a commission schedule. In the first Policy Year, commissions generally will be no more than 55% of the premiums paid up to the annualized Minimum Monthly Premium, plus 8% of additional premiums. In subsequent Policy Years 2 through 10, commissions generally will be no more than 8% of premiums paid in that year. Corresponding commissions will be paid upon a requested increase in Face Amount. In addition, a commission of .10% of the average monthly Accumulation Value during each Policy Year may be paid. Further, registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.


Management

     The following list the current directors and executive officers of the Company, their principal occupation and business experience.

                                                        Principal Occupation
Directors and Officers                                and Business Experience
------------------------   -----------------------------------------------------------------------------
Stephen A. Carb*           Partner of Carb, Luria, Glassner, Cook & Kufeld (law firm) since 1962.

R. Michael Conley***       Senior Vice President of ReliaStar Financial Corp. since 1991; Senior Vice
                           President, ReliaStar Employee Benefits of ReliaStar Life Insurance
                           Company since 1986; President of NWNL Benefits Corporation since
                           1988; Executive Vice President of ReliaStar Bankers Security Life
                           Insurance Company since 1996; Director of various subsidiaries of
                           ReliaStar Financial Corp.

Richard R. Crowl***        Senior Vice President, General Counsel and Secretary of ReliaStar
                           Financial Corp. since 1996; Senior Vice President and General Counsel of
                           ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of
                           New York, Northern Life Insurance Company, and ReliaStar United
                           Services Life Insurance Company since 1996; Executive Vice President and
                           General Counsel of Washington Square Advisers, Inc. since 1986; Vice
                           President and Associate General Counsel of ReliaStar Financial Corp. from
                           1989 to 1996; Vice President and Associate General Counsel of ReliaStar
                           Life Insurance Company from 1985 to 1996; Director and Senior Vice
                           President of subsidiaries of ReliaStar Financial Corp.

John H. Flittie***         Vice Chairman, President and Chief Operating Officer of ReliaStar Life
                           Insurance Company since 1996; President, Chief Operating Officer, and
                           Director of ReliaStar Financial Corp. and ReliaStar Life Insurance
                           Company since 1993; Vice Chairman, Chief Executive Officer and
                           President of ReliaStar Life Insurance Company of New York since 1996;
                           Vice Chairman and President of ReliaStar United Services Life Insurance
                           Company and ReliaStar Life Insurance Company of New York since 1995;
                           Senior Executive Vice President and Chief Operating Officer of ReliaStar
                           Financial Corp. and ReliaStar Life Insurance Company from 1992 to 1993;
                           Senior Executive Vice President and Chief Operating Officer of ReliaStar
                           Financial Corp. from 1991 to 1992; Executive Vice President and Chief
                           Financial Officer of ReliaStar Financial Corp. and ReliaStar Life Insurance
                           Company from 1989 to 1991; Director of Community First BankShares,
                           Inc. and Director and Officer of various subsidiaries of ReliaStar Financial
                           Corp.

James T. Hale*             Senior Vice President of Dayton Hudson Corporation since 1981.

Wayne R. Huneke***         Senior Vice President, Chief Financial Officer and Treasurer of ReliaStar
                           Financial Corp. and ReliaStar Life Insurance Company since 1994; Vice
                           President, Treasurer and Chief Accounting Officer from 1990 to 1994;
                           Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Ronald D. Jarvis           Senior Vice President of ReliaStar Financial Corp. since 1997; Director of
                           ReliaStar Life Insurance Company of New York since 1997; Director,
                           President and Chief Executive Officer of Security-Connecticut Corporation
                           since 1993; Chief Executive Officer of Security-Connecticut Life Insurance
                           Company since 1984; Chief Operating Officer of Security-Connecticut Life
                           Insurance Company since 1982; President of Security-Connecticut Life
                           Insurance Company since 1976; Director, President and Chief Executive
                           Officer of Lincoln Security Life Insurance Company from 1984 to 1997.

                            Senior Vice President of ReliaStar Financial Corp. and ReliaStar Life
                            Insurance Company since 1996; Vice President, Strategic Marketing of
                            ReliaStar Financial Corp. and ReliaStar Life Insurance Company since
                            1996; Vice President of Investments of ReliaStar Financial Corp. from
                            1991 to 1996; President of Washington Square Advisers, Inc. since 1995;
                            Chairman of ReliaStar Mortgage Corporation since 1988; Director of
                            National Commercial Finance Association and Director and Officer of

Kenneth U. Kuk***           various subsidiaries of ReliaStar Financial Corp.

Richard E. Nolan*           Senior Counsel of Davis Polk & Wardell (law firm) since 1996 and Partner from 1990 to 1996.

Fioravante G. Perrotta*     Retired 1996; Formerly Senior Partner of Rogers & Wells (law firm) since
                            1970.

Robert C. Salipante***      Senior Vice President of Personal Financial Services of ReliaStar Financial
                            Corp. and ReliaStar Life Insurance Company since 1996; Executive Vice
                            President of ReliaStar Life Insurance Company of New York since 1996;
                            Senior Vice President, of Individual Division and Technology of ReliaStar
                            Life Insurance Company since 1996; Senior Vice President of Strategic
                            Marketing and Technology of ReliaStar Financial Corp. and ReliaStar Life
                            Insurance Company from 1994 to 1996; Senior Vice President and Chief
                            Financial Officer of ReliaStar Financial Corp. and ReliaStar Life Insurance
                            Company from 1992 to 1994; Executive Vice President of Ameritrust
                            Corporation from 1988 to 1992; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

John G. Turner***           Chairman and Chief Executive Officer of ReliaStar Financial Corp. and
                            ReliaStar Life Insurance Company since 1993; Chairman of ReliaStar
                            United Services Life Insurance Company and ReliaStar Life Insurance
                            Company of New York since 1995; Chairman of Northern Life Insurance
                            Company since 1992; Chairman, President and Chief Executive Officer of
                            ReliaStar Financial Corp. and ReliaStar Life Insurance Company in 1993;
                            President and Chief Executive Officer of ReliaStar Financial Corp. and
                            ReliaStar Life Insurance Company from 1991 to 1993; President and Chief
                            Operating Officer of ReliaStar Financial Corp. from 1989 to 1991;
                            President and Chief Operating Officer of ReliaStar Life Insurance
                            Company from 1986 to 1991; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Charles B. Updike*          Partner of Schoeman, Marsh & Updike (law firm) since 1976.

Ross M. Weale*              President of Waccabuc Enterprise, Inc. (management consulting firm) since
                            1996; President and Chief Executive Officer of Country Bank (financial institution) from 1986 to 1996.

  * Director

 ** Officer

*** Director and Officer

     The Executive Committee of our Board of Directors consists of Directors, Turner, Flittie, Hale, Huneke, and Weale.

     The Compliance Committee of our Board of Directors consists of Directors Weale, Carb, Hale, Nolan, Perrotta, and Updike.

State Regulation

     We are subject to the laws of the State of New York governing insurance companies and to regulation and supervision by the Insurance Department of the State of New York. An annual statement in a prescribed form is filed with the Insurance Division each year, and in each state we do business, covering our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to review by the Insurance Division and a full examination of our operations is conducted periodically (usually every three years) by the National Association of Insurance Commissioners. This regulation does not, however, involve supervision or management of our investment practices or policies.


Legal Proceedings

     The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.


Bonding Arrangements

     An insurance company blanket bond is maintained providing $25,000,000 coverage for our officers and employees and those of Washington Square Securities, Inc. (WSSI), subject to a $500,000 deductible.


Legal Matters

     Legal matters in connection with the Variable Account and the Policy described in this Prospectus have been passed upon by Jeffrey A. Proulx, Esquire, Attorney for the Company.


Experts

     The financial statements of ReliaStar Life Insurance Company of New York
Variable Life Separate Account I as of      and for each of the three years
then ended and the annual financial statements of ReliaStar Life Insurance
Company of New York included in this Prospectus have been audited by      ,
independent auditors, as stated in their reports which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Actuarial matters included in this Prospectus have been examined by Steven
P. West, F.S.A., M.A.A.A., as stated in the opinion filed as an exhibit to the Registration Statement.


Registration Statement Contains Further Information

     A Registration Statement has been filed with the SEC under the Securities Act of 1933 with respect to the Policies. This Prospectus does not contain all information included in the Registration Statement, its amendments and exhibits. For further information concerning the Variable Account, the Funds, the Policies and us, please refer to the Registration Statement.

     Statements in this Prospectus concerning provisions of the Policy and other legal documents are summaries. Please refer to the documents as filed with the SEC for a complete statement of the provisions of those documents.

     Information may be obtained from the SEC's principal office in Washington, D.C., for a fee it prescribes, or examined there without charge.

Financial Statements

     The financial statements for the Variable Account reflect the operations of the Variable Account and its Sub-Accounts for each of the three years in the
period ended      . The financial statements are audited. The periods covered are not necessarily indicative of the longer term performance of the assets held in the Variable Account.

     The financial statements of ReliaStar Life Insurance Company of New York which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ReliaStar Life Insurance Company of New York to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

     These financial statements are as of and for each of the two years in the
period ended      . The periods covered are not necessarily indicative of the longer term performance of the Company.

                                  APPENDIX A

                               The Fixed Account

     The Fixed Account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of the assets of the Fixed Account.

     Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts and as a result the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     We guarantee both principal and interest on amounts credited to the Fixed Account. We credit interest at an effective annual rate of at least 4%, independent of the investment experience of the Fixed Account. From time to time, we may guarantee interest at a rate higher than 4%.

     ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 4% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR A GIVEN YEAR.

     We do not use a specific formula for determining excess interest credits. However, we consider the following:

     o General economic trends,

     o Rates of return currently available on our investments,

     o Rates of return anticipated in our investments, regulatory and tax factors, and

     o Competitive factors.

     We are not aware of any statutory limitations to the maximum amount of interest we may credit and our Board of Directors has not set any limitations.

     The Fixed Accumulation Value of the Policy is the sum of the Net Premiums credited to it in the Fixed Account. It is increased by transfers and Loan Amounts from the Variable Account, and interest credits. It is decreased by Monthly Deductions and partial withdrawals taken from it in the Fixed Account and transfers to the Variable Account. The Fixed Accumulation Value will be calculated at least monthly on the monthly anniversary date.

     You may transfer all or part of your Fixed Accumulation Value to the Sub-Accounts of the Variable Account, subject to the following transfer limitations:

   o The request to transfer must be postmarked no more than 30 days before the Policy Anniversary and no later than 30 days after the Policy Anniversary. Only one transfer is allowed during this period.

   o The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount.

   o No more than 50% of the Fixed Accumulation Value (minus any Loan Amount) may be transferred unless the balance, after the transfer, would be less than $1,000. If the balance would be less than $1,000, the full Fixed Accumulation Value (minus any Loan Amount) may be transferred.

   o You must transfer at least:
     -- $500, or
     -- the total Fixed Accumulation Value (minus any Loan Amount) if less than $500.

     We make the Monthly Deduction from your Fixed Accumulation Value in proportion to the total Accumulation Value of the Policy.

     The Surrender Charge described in the Prospectus applies to the total Accumulation Value, which includes the Fixed Accumulation Value. If the Owner surrenders the Policy for its Cash Surrender Value, the Fixed Accumulation Value will be reduced by any applicable Surrender Charge, any Loan Amount and unpaid Monthly Deductions applicable to the Fixed Account.

                                  APPENDIX B

                       Calculation of Accumulation Value

     The Accumulation Value of the Policy is equal to the sum of the Variable Accumulation Value plus the Fixed Accumulation Value.


Variable Accumulation Value

     The Variable Accumulation Value is the total of your values in each Sub-Account. The value for each Sub-Account is equal to:

1 multiplied by 2, where:

1
Is your current number of Accumulation Units (described below).

2
Is the current Unit Value (described below).

     The Variable Accumulation Value will vary from Valuation Date to Valuation Date (described below) reflecting changes in 1 and 2 above.

     Accumulation Units. When transactions are made which affect the Variable Accumulation Value, dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the current Unit Value.

     The number of Accumulation Units for a Sub-Account increases when:

     o Net Premiums are credited to that Sub-Account; or

     o Transfers from the Fixed Account or other Sub-Accounts are credited to that Sub-Account.

     The number of Accumulation Units for a Sub-Account decreases when:

     o You take out a Policy loan from that Sub-Account;

     o You take a partial withdrawal from that Sub-Account;

     o We take a portion of the Monthly Deduction from that Sub-Account; or

     o Transfers are made from that Sub-Account to the Fixed Account or other Sub-Accounts.

     Unit Value. The Unit Value for a Sub-Account on any Valuation Date is equal to the previous Unit Value times the Net Investment Factor for that Sub-Account (described below) for the Valuation Period (described below) ending on that Valuation Date. The Unit Value was initially set at $10 when the Sub-Account first purchased Fund shares.

     Net Investment Factor. The Net Investment Factor is a number that reflects charges to the Policy and the investment performance during a Valuation Period of the Fund in which a Sub-Account is invested. If the Net Investment Factor is greater than one, the Unit Value is increased. If the Net investment Factor is less than one, the Unit Value is decreased. The Net Investment Factor for a Sub-Account is determined by dividing 1 by 2.

(1/2), where:

1
Is the result of:

   o The net asset value per share of the Fund shares in which the Sub-Account invests, determined at the end of the current Valuation Period;

   o Plus the per share amount of any dividend or capital gain distributions made on the Fund shares in which the Sub-Account invests during the current Valuation Period;

   o Plus or minus a per share charge or credit for any taxes reserved which we determine has resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

2
Is the result of:

   o The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period;

   o Plus or minus a per share charge or credit for any taxes reserved for during the last prior Valuation Period which we determine resulted from the investment operations of the Sub-Account and was applicable to the Policy.

     Valuation Date; Valuation Period. A Valuation Date is each day the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business on the next Valuation Date.


Fixed Accumulation Value

     The Fixed Accumulation Value on the Policy Date is your Net Premium credited to the Fixed Account on that date minus the Monthly Deduction applicable to the Fixed Accumulation Value for the first Policy Month.

     After the Policy Date, the Fixed Accumulation Value is calculated as:

1 + 2 + 3 + 4 - 5 - 6, where:

1
Is the Fixed Accumulation Value on the preceding Monthly Anniversary, plus interest from the Monthly Anniversary to the date of the calculation.

2
Is the total of your Net Premiums credited to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date premiums are credited to the date of the calculation.

3
Is the total of your transfers from the Variable Account to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

4
Is the total of your Loan Amount transferred from the Variable Account since the preceding Monthly Anniversary.

5
Is the total of your transfers to the Variable Account from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

6
Is the total of your partial withdrawals from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of withdrawal to the date of the calculation.

     If the date of the calculation is a Monthly Anniversary, we also reduce the Fixed Accumulation Value by the applicable Monthly Deduction for the Policy Month following the Monthly Anniversary.

     The minimum interest rate applied in the calculation of the Fixed Accumulation Value is an effective annual rate of 4%. Interest in excess of the minimum rate may be applied in the calculation of your Fixed Accumulation Value in a manner which our Board of Directors determines.

                                   APPENDIX C

            Illustration of Accumulation Values, Surrender Charges,
                   Cash Surrender Values, and Death Benefits

     The following tables illustrate how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy may change with the investment experience of the Variable Account. The tables show how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy issued to t3wo hypothetical Joint Insureds (who pay the given Planned Periodic Premiums annually) would vary over time if the investment return of the assets held in the Funds were a uniform, gross, after-tax, annual rate of 0 percent, 6 percent or 12 percent.

     The tables on pages C-2 through C-7 illustrate a Policy issued to a male Joint Insured Age 55 and a female Joint Insured Age 55 both in a standard Rate Class and qualifying for non-smoker rates. The Accumulation Values, Cash Surrender Values, and Death Benefits would be lower if either Joint Insured were in a substandard Rate Class or did not qualify for the non-smoker rates because the cost of insurance would be increased. The Accumulation Values, Cash Surrender Values and Death Benefits would be different from those shown if the gross annual investment returns averaged 0 percent, 6 percent, and 12 percent over a period of years, but fluctuated above and below those averages for individual Policy Years.

     Within the tables, the second and fifth columns illustrate the Accumulation Value of the Policy over the designated period. The Accumulation Value is the total amount that a Policy provides for investment at any time. The third and sixth columns illustrate the Cash Surrender Value of a Policy over the designated period. The Cash Surrender Value is equal to the Accumulation Value less any Surrender Charges, Loan Amount (assumed to be zero in these illustrations) and unpaid Monthly Deductions (also assumed to be zero). The fourth and seventh columns illustrate the Death Benefit of a Policy over the designated period. The second, third, and fourth columns assume that throughout the life of the Policy, the monthly charge for the cost of insurance, the Monthly Mortality and Expense Charge and the Monthly Administrative Charge are based upon the maximums (i.e., guaranteed) permitted in the policy. The maximum allowable cost of insurance rates are based on the frasierized 1980 Commissioners Standard Ordinary Mortality Tables for Non-smokers and Smokers. The fifth, sixth, and seventh columns assume that the monthly charge for cost of insurance, the Monthly Mortality and Expense Charge, and the Monthly Administrative Charge are based on the current amounts expected to be charged. The Death Benefits also vary between tables depending upon whether the Level Amount Death Benefit Option (Tables at pages C-2 through C-4) or the Variable Amount Death Benefit Option (Tables at pages C-5 through C-7) is illustrated.

     The amounts shown for the Accumulation Values, Cash Surrender Values, and Death Benefits reflect the fact that the net investment return of the Sub-Accounts of the Variable Account is lower than the gross, after-tax return on the assets held in the Funds as a result of the Funds' operating expenses. The values shown take into account the daily total operating expenses paid by the available portfolios of the VIPF, VIPF II, Northstar and PCM which together
are assumed to be at an average annual rate of    % for all years. This figure
is derived based on an average of the Funds 1997 operating expenses net of any limitations on such expenses paid by the Funds. Thus, the illustrated gross annual investment rates of return of 0 percent, 6 percent, and 12 percent
correspond to approximate net annual rates of return of    %,    %, and    %,
respectively. Without such expense reimbursements, total expenses would be
   %. Hypothetical Accumulation Values, Cash Surrender Values and the Death Benefits may be lower without the expense reimbursement. Expense reimbursements are voluntary. While it is currently anticipated that expense reimbursements will continue past the current year, there is no assurance of ongoing reimbursements.

     The hypothetical values shown in the tables do not reflect any charges for Federal income taxes attributable to the Variable Account because we do not currently make any such charges. However, such charges may be made in the future and, in that event, the gross annual investment return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Accumulation Values, Cash Surrender Values, and Death Benefits illustrated. (See section entitled "Federal Tax Matters" in the prospectus).

     The tables illustrate the Policy values that would result based upon the hypothetical rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made, that no transfers have been made, and total operating expenses of the Funds continue as anticipated. Actual results will depend on the expenses and performance of the investment choice made by the owner.

     Upon request, we will provide a comparable illustration based upon each proposed Joint Insureds' Age, sex, underwriting classification, the Face Amount and Planned Periodic Premium schedule requested, and any available riders requested.

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
             SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                       1 FEMALE AND 1 MALE JOINT INSURED
                        BOTH NON-TOBACCO PREMIUM CLASS
                              BOTH ISSUE AGE: 55
                           $8,500.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                          LEVEL DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 0%



                          Guaranteed Costs                             Current Costs
           -----------------------------------------------   ---------------------------------
            Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
 Policy         Value             Value          Benefit          Value             Value          Benefit
  Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
--------   --------------   ----------------   -----------   --------------   ----------------   ----------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   11
   12
   13
   14
   15
   20

(1) Assumes a $8,500.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient cash surrender value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown, therefore, the policy remains in force even though the cash surrender value is zero.

** Policy terminates prior to age 85.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
             SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                       1 FEMALE AND 1 MALE JOINT INSURED
                        BOTH NON-TOBACCO PREMIUM CLASS
                              BOTH ISSUE AGE: 55
                           $8,500.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                          LEVEL DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 6%



                          Guaranteed Costs                             Current Costs
           -----------------------------------------------   ---------------------------------
            Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
 Policy         Value             Value          Benefit          Value             Value          Benefit
  Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
--------   --------------   ----------------   -----------   --------------   ----------------   ----------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   11
   12
   13
   14
   15
   20

(1) Assumes a $8,500.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient cash surrender value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown, therefore, the policy remains in force even though the cash surrender value is zero.

** Policy terminates prior to age 90.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
             SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                       1 FEMALE AND 1 MALE JOINT INSURED
                        BOTH NON-TOBACCO PREMIUM CLASS
                              BOTH ISSUE AGE: 55
                           $8,500.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                          LEVEL DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                        INVESTMENT RATE OF RETURN: 12%



                           Guaranteed Costs                             Current Costs
            -----------------------------------------------   ---------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
  Policy         Value             Value          Benefit          Value             Value          Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ----------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    20
  AGE
    90
    95
   100

(1) Assumes a $8,500.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient cash surrender value.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
             SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                       1 FEMALE AND 1 MALE JOINT INSURED
                        BOTH NON-TOBACCO PREMIUM CLASS
                              BOTH ISSUE AGE: 55
                           $8,500.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                         VARIABLE DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 0%



                          Guaranteed Costs                             Current Costs
           -----------------------------------------------   ---------------------------------
            Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
 Policy         Value             Value          Benefit          Value             Value          Benefit
  Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
--------   --------------   ----------------   -----------   --------------   ----------------   ----------
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
11
12
13
14
15
20
  **

(1) Assumes a $8,500.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient cash surrender value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown, therefore, the policy remains in force even though the cash surrender value is zero.

** Policy terminates prior to age 85.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
             SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                       1 FEMALE AND 1 MALE JOINT INSURED
                        BOTH NON-TOBACCO PREMIUM CLASS
                              BOTH ISSUE AGE: 55
                           $8,500.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                         VARIABLE DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 6%



                          Guaranteed Costs                             Current Costs
           -----------------------------------------------   ---------------------------------
            Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
 Policy         Value             Value          Benefit          Value             Value          Benefit
  Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
--------   --------------   ----------------   -----------   --------------   ----------------   ----------
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
11
12
13
14
15
20
  **

(1) Assumes a $8,500.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because or insufficient cash surrender value.

 * Based on (1) and (2) above, the Death Benefit Guarantee is in effect during the years shown, therefore, the policy remains in force even though the cash surrender value is zero.

** Policy terminates prior to age 90.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
             SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                       1 FEMALE AND 1 MALE JOINT INSURED
                        BOTH NON-TOBACCO PREMIUM CLASS
                              BOTH ISSUE AGE: 55
                           $8,500.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                         VARIABLE DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                        INVESTMENT RATE OF RETURN: 12%



                           Guaranteed Costs                             Current Costs
            -----------------------------------------------   ---------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender        Death
  Policy         Value             Value          Benefit          Value             Value           Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)          (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ------------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    11
    12
    13
    14
    15
    20
  AGE
    90
    95
   100

(1) Assumes a $8,500.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient cash surrender value.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  APPENDIX D

                             Monthly Amount Charge

                           Per $1,000 of Face Amount



 Average Age of       Monthly Amount Charge       Average Age of     Monthly Amount Charge Per
 Joint Insureds     Per $1,000 of Face Amount     Joint Insureds       $1,000 of Face Amount
----------------   ---------------------------   ----------------   --------------------------
      0-26
       27
       28
       29
       30
       31
       32
       33
       34
       35
       36
       37
       38
       39
       40
       41
       42
       43
       44
       45
       46
       47
       48
       49
       50
       51
       52
       53
       54
       55









                                   APPENDIX E

         Surrender Charge Whole Life Premium Per $1,000 of Face Amount

The following table provides the Surrender Charge Whole Life Premium factors that are used in determining the Premium Related Surrender Charge Reduction. See section entitled "Surrender Charge" in the Prospectus.



                     Surrender Charge Whole Life                        Surrender Charge Whole Life
                        Premium Per $1,000 of                             Premium Per $1,000 of
                         Initial Face Amount                               Initial Face Amount
                     ---------------------------                        --------------------------
                         Male          Female                               Male          Female
 Insured's Age at      Nonsmoker      Nonsmoker     Insured's Age at      Nonsmoker     Nonsmoker
    Policy Date       and Smoker     and Smoker        Policy Date       and Smoker     and Smoker
------------------   ------------   ------------   ------------------   ------------   -----------
            0
            1
            2
            3
            4
            5
            6
            7
            8
            9
           10
           11
           12
           13
           14
           15
           16
           17
           18
           19
           20
           21
           22
           23
           24
           25
           26
           27
           28
           29
           30
           31
           32
           33
           34
           35
           36
           37

                         UNDERTAKINGS TO FILE REPORTS
     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            "REASONABLENESS" REPRESENTATION PURSUANT TO 26(e)(2)(A)
                     OF THE INVESTMENT COMPANY ACT OF 1940

     Depositor represents that the fees and charges deducted under the flexible premium variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company of New York.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Minneapolis, and State of Minnesota, on the 6th day of March, 1998.

                                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                                  VARIABLE LIFE SEPARATE ACCOUNT I
                                  (Registrant)


                               By: RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

                                  (Depositor)



                            By:  /s/ John H. Flittie
                               ------------------------------------------------
                                  John H. Flittie
                                  Vice Chairman, Chief Executive Officer and
                                  President


As required by the Securities Act of 1933, Depositor has caused this Registration Statement to be signed on its behalf, in the City of Minneapolis and State of Minnesota, on this 6th day of March, 1998.

                                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                                  (Depositor)



                            By:  /s/ John H. Flittie
                               ------------------------------------------------
                                  John H. Flittie
                                  Vice Chairman, Chief Executive Officer, and
                                  President


As required by the Securities Act of 1933, this Registration Statement has been signed on this 6th day of March, 1998 by the following directors and officers of Depositor in the capacities indicated:




/s/ John H. Flittie                      Chairman, Chief Executive Officer, and President
-------------------------------------
John H. Flittie

/s/ Rebecca B. Crunk                     Vice President, Treasurer, and Controller
-------------------------------------
Rebecca B. Crunk

Stephen A. Carb            Wayne R. Huneke            Robert C. Salipante
R. Michael Conley          Ronald D. Jarvis           John G. Turner
Richard R. Crowl           Kenneth U. Kuk             Charles B. Updike
John H. Flittie            Richard E. Nolan           Ross M. Weale
James T. Hale              Fioravante G. Perrotta
*A majority of the Board of Directors

*Jeffrey A. Proulx, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of ReliaStar Life Insurance Company of New York pursuant to powers of attorney duly executed by such persons.



                                /s/ Jeffrey A. Proulx
                               ------------------------------------------------
                                  Jeffrey A. Proulx, Attorney-In-Fact

                                     PART II

                       Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

         The Facing Sheet.
         The general form of Prospectus,  consisting of 60 pages.
         Undertakings to file reports.
         Rule 484 Undertaking.
         "Reasonableness" representation pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940.
         The signatures.

Written consents of the following persons;

1.       Jeffrey A. Proulx
2.       Steve P. West, FSA, MAAA - to be filed
3.(a)    LLP - to be filed

The following exhibits:

1. The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:

A.       (1)(a)   Resolution  of Board of Directors  of ReliaStar  Life  Insurance  Company of New York  ("RLICNY")
                  establishing the RLICNY Variable Life Separate Account I.1
             (b)  Resolution of Board of Directors of RLICNY changing the name of RLICNY Separate Account I.
         (2)      Not applicable. Filed as part of EX-99.A1.
         (3) (a)  Form of General Distributor Agreement between Washington Square Securities Inc. and RLICNY.2
             (b)  Specimens of WSSI Selling Agreements.3
         (4)      Not applicable.
         (5)      Form of Policy  available  (together with available  Policy riders) Filed as part of EX-99.A5.
         (6) (a)  Amended Charter of RLICNY Filed as part of EX-99.A6.
             (b)  Amended Bylaws of RLICNY Filed as part of EX-99.A6.
         (7)      Not applicable.
         (8) (a)  Participation   Agreement  with  Fidelity's   Variable   Insurance
                  Products  Fund  and  Fidelity Distributors Corporation and Amendment No. 1.1
             (b)  Form of Amendment Nos. 2 and 3 to Participation  Agreement with Fidelity's  Variable  Insurance  Products
                  Fund and Fidelity Distributors Corporation. Filed as part of EX-99.A8.
             (c)  Participation  Agreement with  Fidelity's  Variable  Insurance
                  Products  Fund II and Fidelity  Distributors  Corporation  and
                  Form of Amendment No. 1.1
             (d)  Form of Amendment  Nos.  2  and  3  to  Participation  Agreement  with
                  Fidelity's  Variable  Insurance  Products Fund II and Fidelity
                  Distributors Corporation. Filed as part of EX-99.A8.
             (e)  Form of Service Contract with Fidelity Distributors Corporation.2
             (f)  Form  of   Service   Agreement   with   Fidelity   Investments
                  Institutional  Operations Company,  Inc.2
             (g)  Form of Participation Agreement  with Putnam  Variable  Trust
                  (formerly  known as Putnam Capital Manager Trust) and Putnam
                  Mutual Funds Corp.2
             (h)  Form of Amendment No. 1 to  Participation  Agreement  with Putnam
                  Variable Trust and Putnam Mutual Funds Corp. Filed as part of EX-99.A8.
             (i)  Form of  Management  Services  Agreement  with  ReliaStar  Life
                  Insurance  Company.1
             (j)  Form of  Participation  Agreement  by and between  RLICNY  and  Fred
                  Alger  Management,  Inc.3
             (k)  Form of Participation  Agreement  by and  between  RLICNY  and Janus  Aspen
                  Series.3
             (l)  Form of Participation Agreement by and between RLICNY,
                  Neuberger & Berman Advisers Management
                  Trust, Advisers Managers Trust and NBMI.3
             (m)  Form of Participation Agreement by and between RLICNY and OpCap
                  Advisors.3
             (n)  Form of  Service  Agreement  by and RLICNY and Fred
                  Alger  Management,  Inc.3
             (o)  Form of  Service  Agreement  by and between RLICNY and Janus Capital
                  Corporation.3
             (p)  Form of Service Agreement  by and between  RLICNY and  Neuberger & Berman
                  Management Incorporated ("NBMI").3
             (q)  Form of  Service  Agreement  by and  between  RLICNY  and OpCap
                  Advisors.3
         (9)      Not applicable.
         (10)     Policy application. Filed as part of EX-99.A10.
2.       Opinion and consent of Jeffrey A. Proulx,  Esquire,  as to the legality of the Securities being registered.  Filed as part of EX-99.2
3.       Not applicable.
4.       Not applicable.

EX-99.C1          Auditors' Consent - to be filed.
EX-99.C1
EX-99.C2.         Not applicable.
EX-99.C3.         Not applicable.
EX-99.C4.         See EX-99.2.
EX-99.C5.         Not applicable.
EX-99.C6.         Actuarial Opinion and Consent - to be filed.
EX-99.D1.         Memorandum  describing  RLICNY's  issuance,  transfer and
                  redemption procedures for the Policies and RLICNY's procedure for conversion to a fixed benefit policy. Filed as part of EX-99.D1.
EX-24.            Powers of Attorney.
                  Stephen A. Carb
                  R. Michael Conley
                  Richard R. Crowl
                  John H. Flittie
                  James T. Hale
                  Wayne R. Huneke
                  Ronald D. Jarvis
                  Kenneth U. Kuk - to be filed
                  Richard E. Nolan - to be filed
                  Fioravante G. Perrotta
                  Robert C. Salipante
                  John G. Turner
                  Charles B. Updike
                  Ross M. Weale
EX-27.            Financial Data Schedule as of December 31, 1997 - to be filed.

1 Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed December 31, 1996.

2 Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed May 9, 1997.

3 Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed August 1, 1997.

                                INDEX TO EXHIBITS

1.       EX-99.A.1.b.           Resolution  of Board of  Directors of RLICNY  changing the name of RLICNY  Separate
                                Account I.

2.       EX-99A.5.              Form of Policy available (together with available Policy riders)

3.       EX-99.A.6.a.           Amended Charter of RLICNY

4.       EX-99.A.6.b.           Amended Bylaws of RLICNY

5.       EX-99.A.8.b.           Form  of  Amendment  Nos.  2 and 3 to  Participation  Agreement  with  Fidelity's  Variable
                                Insurance Products Fund and Fidelity Distributors Corporation.

6.       EX-99.A.8.d.           Form  of  Amendment  Nos.  2 and 3 to  Participation  Agreement  with  Fidelity's  Variable
                                Insurance Products Fund II and Fidelity Distributors Corporation.

7.       EX-99.A.8.h.           Form of Amendment No. 1 to  Participation  Agreement with Putnam  Variable Trust and Putnam
                                Mutual Funds Corp.

8.       EX-99.A.10.            Policy application.

9.       EX-99.2.               Opinion and consent of Jeffery A. Proulx, Esquire as to the legality of the Securities being registered.

10.      EX-99.D.1.             Memorandum describibg RLINCNY's issuance, transfer and redemption procedures for the Policies and RLICNY's procedure for conversion to a fixed benefit policy.

11.      EX-99.24.              Powers of Attorney
